 NEVSUN RESOURCES LTD.
Suite 760 – 669 Howe Street
Vancouver, British Columbia V6C 0B4
604-623-4700
1-888-600-2200

MANAGEMENT INFORMATION CIRCULAR

Dated this 23rd day of March 2015

MANAGEMENT INFORMATION CIRCULAR

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NEVSUN RESOURCES LTD.
Suite 760 – 669 Howe Street
Vancouver, British Columbia
Canada   V6C 0B4

MANAGEMENT INFORMATION CIRCULAR
(This information is given as at March 23, 2015, unless otherwise indicated)

This Information Circular has been approved by the board of directors of the Company (the “Board”).

All dollar amounts referenced herein are in Canadian Dollars (“CAD”), unless otherwise specified.  The exchange rate as at December 31, 2014 was CAD$1.00 = US$0.862.

SOLICITATION OF PROXIES

This Management Information Circular (the “Information Circular” or “Circular”) is furnished in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company” or “Nevsun”) for use at the annual and special meeting of the shareholders of the Company (the “Meeting”) (and at any adjournment thereof) to be held on Monday, May 4, 2015 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation.  It is expected the solicitation will be made using the notice and access process described below, and by mail, if applicable, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile, and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Company.

NOTICE AND ACCESS PROCESS

Nevsun has adopted the notice and access process (“Notice & Access”) provided for under National Instrument (“NI”) 54-101 and NI 51-102 for the delivery of the Information Circular, audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2014 and management’s discussion and analysis (the “Meeting Materials”) to shareholders for the Meeting.  The Company has adopted this alternative means of delivery as it will help reduce paper use and also reduce its printing and mailing costs.

Under Notice & Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice of Meeting with information on the Meeting date, time, location and purpose, as well as information on how they may access the Meeting Materials electronically.

The Meeting Materials will be available on the Company’s website (www.nevsun.com) as of March 30, 2015, and will remain on the website for one full year thereafter.  The Meeting Materials will also be available on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval website (“SEDAR”) at www.sedar.com and on the United States Securities and Exchange Commission website (“EDGAR”) at www.sec.gov as of March 30, 2015.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Company by calling toll-free in North America at 1-888-600-2200, toll-free outside North America at 1-866-684-6730, or by email at contact@nevsun.com.  Meeting Materials will be sent to such shareholders and to shareholders requesting paper copies of the Meeting Materials by any other means at no cost to them, within three business days of Nevsun receiving their request, if such requests are made before the date of the Meeting, including any adjournment thereof, and within 10 calendar days of Nevsun receiving their request, if such requests are made on or after the date of the Meeting and within one calendar year of the Meeting Materials being filed online.

Nevsun urges shareholders to review this Information Circular prior to voting.

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RECORD DATE

The directors of the Company (the “Directors”) have set the close of business on March 23, 2015 as the Record Date for determining which shareholders shall be entitled to receive notice of the Meeting and to vote at the Meeting.  Only shareholders of record as of the Record Date shall be entitled to receive notice of the Meeting and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case, the Transferee is entitled to vote such shares at the Meeting.  Such written request by the Transferee shall be sent to the Company’s corporate secretary at Suite 760 - 669 Howe Street, Vancouver, British Columbia, Canada, V6C 0B4.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the form of proxy are designated as proxy holders by management of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting unless the person who is the chair of the Meeting (the “Chair”) elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-VOTE (1-866-732-8683) and internet voting can be completed at www.investorvote.com.

Provisions Relating to Voting of Proxies

The shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  If there are no instructions provided by the shareholder, those shares will be voted in favour of all proposals set out in this Circular.  The form of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Revocation of Proxies

Any registered shareholder who has returned a form of proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be deposited at: (i) the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at the Meeting to the Chair of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-registered shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

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ADVICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their own names.  Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Company.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such common shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their agents or nominees can only be voted (for/against or withhold resolutions) upon the instructions of the Beneficial Shareholders.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of beneficial shareholders: (i) those who object to their names being made known to the Company, referred to as objecting beneficial owners (“OBOs”); and (ii) those who do not object to the Company knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The Company has distributed copies of the Notice of Meeting and the form of proxy to the clearing agencies and intermediaries for distribution to Beneficial Shareholders.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada.  Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders, and asks Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting.  A Beneficial Shareholder receiving a form of proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting.  The form of proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxy holder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.  Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

In addition, Canadian securities legislation under NI 54-101 permits the Company to use the Notice & Access and forward the Notice of Meeting and, if applicable, the Meeting Materials directly to NOBOs.  If the Company or its agent has sent these materials directly to you (instead of through a nominee), your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf.  By choosing to

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send the Notice of Meeting, and if applicable, the Meeting Materials to you directly, the Company (and not the nominee holding on your behalf) has assumed responsibility for delivering materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Notice of Meeting and, if applicable, the Meeting Materials for OBOs will be distributed through clearing houses and intermediaries, who often use a service company such as Broadridge to forward meeting materials to non-registered shareholders.  The Company does not intend to pay for intermediaries to forward the proxy-related materials and the request for voting instructions made by intermediary to OBOs under NI 54-101. OBOs will not receive the Notice of Meeting, and if applicable, the Meeting Materials unless the OBOs’ intermediary assumes the cost of delivery.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the form of proxy provided to registered shareholders will vote the shares in respect of which they are appointed and, where instructions are given by the shareholder in respect of voting for or against any resolutions will do so in accordance with such instructions.

In the absence of any direction in the proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.  At the date of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value.  On March 23, 2015, the Record Date of the Meeting, 199,657,802 common shares (“Common Shares”) were issued and outstanding, each share carrying the right to one vote.  On any poll, the persons named in the form of proxy will vote the shares in respect of which they are appointed.  Where instructions are given by the shareholder in respect of voting for or against any resolution, the proxy holders will do so in accordance with such instructions.

Only shareholders of record on the close of business on March 23, 2015, who either personally attend the Meeting or who complete and deliver a form of proxy in the manner and subject to the provisions set out under the headings Record Date and Appointment and Revocation of Proxies will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and senior officers of the Company there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company other than CDS & Co. and Cede & Co., except as follows:

Name and Address	Number of Shares	Percentage of Outstanding Common Shares
M&G Investment Management Ltd. BlackRock Inc.	37,839,800(1) 35,593,142(2)	18.9% 17.8%

(1)	This number is as of December 31, 2014, taken from Schedule 13G filed by M&G Investment Management Ltd. on EDGAR on February 5, 2015.

(2)	This number is as of December 31, 2014, taken from Schedule 13G filed by BlackRock Inc. on EDGAR on January 9, 2015.

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PARTICULARS OF MATTERS TO BE ACTED UPON

1.      Financial Statements

The audited annual consolidated financial statements of the Company for the year ended December 31, 2014 and the report of the auditors thereon will be placed before the shareholders at the Meeting.

The audited annual consolidated financial statements and management’s discussion and analysis of the Company for the year ended December 31, 2014 are available upon request from the Company or they can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.

2.      Set the Number of Directors

The Board presently consists of six Directors.  It is proposed that the number of Directors to be elected at the Meeting for the ensuing year be set at six.

Resolution to Set the Number of Directors

At the Meeting, shareholders will be asked to consider, and if thought fit, pass an ordinary resolution to set the number of Directors for the ensuing year at six, substantially in the following form:

“BE IT RESOLVED THAT:

the number of Directors for the ensuing year be set at six.”

Recommendation of the Board

The Board recommends that shareholders vote FOR the ordinary resolution to set the number of Directors at six.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the ordinary resolution to set the number of Directors at six.

3.      Election of Directors

The term of office of each of the present Directors expires at the Meeting. The nominees proposed for election as Directors were recommended to the Board by the Corporate Governance and Nominations Committee of the Board (“CGN Committee”).

Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise instructed, the persons named in the form of proxy intend to vote for the election of each of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a Director.  Subject to the Company’s Majority Voting Policy (described below), each Director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a Director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation or employment during the past five years if such nominee is not presently an elected Director, the period of time for which he has been a Director, and the number of Common Shares beneficially owned by him, or controlled or directed by him, directly or indirectly, as at December 31, 2014 and in each instance has been furnished by the individual nominee concerned.

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Name, Position, Province or State and Country of Residence	Principal Occupation	Director Since	Number of Shares(1)
R. Stuart Angus Director, Board Chair British Columbia, Canada	Business Advisor to the mining industry.	January 2003	402,392 (<1%)
Ian R. Ashby Director California, USA	Independent Director and Corporate Advisor July 2012-Present; President – Iron Ore, BHP Billiton, November 2006-June 2012.	January 2014	0
Clifford T. Davis Director British Columbia, Canada	President and Chief Executive Officer of the Company.	December 1997	1,553,219 (<1%)
Robert J. Gayton Director British Columbia, Canada	Financial Consultant and Director of public companies.	November 2003	62,470 (<1%)
Gary E. German Director Ontario, Canada	Independent Director and Advisor.	April 1996	478,494 (<1%)
Gerard E. Munera Director Connecticut USA	Managing Director of Synergex Group; Executive Chair of Arcadia Inc.	April 1996	882,618 (<1%)

(1)	The information as to shares beneficially owned or over which a Director or executive officer exercises control or direction has been furnished by the respective Directors individually as at December 31, 2014 as reported on the SEDI website at www.sedi.ca.

Committees of the Board of Directors

As at the date of this Information Circular, there are six committees of the Board (the “Committees”) set out below.  The Board does not currently have an executive committee.

The following table sets out the members of such Committees as at the date of this Information Circular:

Name of Committee	Members of Committee
Audit Committee	Robert J. Gayton (Chair) Gary E. German Gerard E. Munera
Corporate Governance & Nominations Committee (the “CGN Committee”)	Gary E. German (Chair) R. Stuart Angus Robert J. Gayton Gerard E. Munera
Human Resources Committee	Gerard E. Munera (Chair) R. Stuart Angus Ian R. Ashby Gary E. German
Social, Environmental, Health & Safety Committee	Ian. R. Ashby (Chair) Gary E. German Frazer W. Bourchier(1) Todd E. Romaine(1)
Special Committee	R. Stuart Angus (Chair) Robert J. Gayton Gary E. German Gerard E. Munera
Litigation Committee	R. Stuart Angus (Chair) Robert J. Gayton

(1)	Frazer W. Bourchier is the Chief Operating Officer of the Company; and Todd E. Romaine is the Vice President Corporate Social Responsibility of the Company.

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Minimum Share Ownership Guidelines

The Company’s minimum share ownership guidelines recommend that each Director own shares, directly or indirectly, of the Company equivalent in value to their respective Director’s annual retainer fee (excluding the value of stock option grants, deferred share unit grants or other forms of non-cash compensation) or a minimum of 30,000 shares, whichever is lower.  It was recommended that Directors attain this minimum within two (2) years from the date of their appointment to the Board.  It was also recommended that the Chief Executive Officer (the “CEO”) own a minimum number of shares equivalent in value to one (1) times his base salary within three (3) years from the date of appointment to the position of CEO.

At December 31, 2014, the Directors and Named Executive Officers (as hereinafter defined), as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 3,411,693 Common Shares with a total value of approximately $15.3 million based on a closing price of $4.48 (with the CEO owning $7.0 million), directly or indirectly, representing approximately 1.7% of the issued and outstanding Common Shares.

As at December 31, 2014, each of the Directors and CEO met the minimum share ownership guideline requirement. Ian Ashby was appointed to the Board on January 1, 2014 and has until January 1, 2016 to meet the recommended minimum share ownership. The table below outlines share ownership of each Director and the CEO as at December 31, 2014, the Directors’ annual retainer fees earned (excluding option-based awards and all other compensation), and the base salary of the CEO.

Name	Ownership	Value $(1)	2014 Annual Retainer Fees/Base Salary $
R. Stuart Angus, Director, Board Chair	402,392	1,802,716	145,000
Ian. R. Ashby, Director(2)	0	0	0
Clifford T. Davis, President and CEO, Director	1,553,219	6,958,421	(3)675,000
Robert J. Gayton, Director	62,470	279,866	125,000
Gary E. German, Director	478,494	2,143,653	100,000
Gerard E. Munera, Director	882,618	3,954,129	100,000

(1)	Calculation based on the number of shares owned and the closing price ($4.48) of the Company’s shares as at December 31, 2014.

(2)	Ian R. Ashby was appointed to the Board on January 1, 2014.

(3)	Denotes the 2014 base salary of Clifford T. Davis. Mr. Davis does not receive Director annual retainer fees.

Cease Trade Orders, Bankruptcies and Penalties and Sanctions

Certain Directors are, as at the date of this Information Circular, or were within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of a company that:

(a)	was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the Director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

details of which are described below:

R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management

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cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made. The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

One Director has been, within the 10 years before the date of this Information Circular, a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, details of which are as follows:

Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10, 2006; in July of 2007, SiVault Systems Inc. started bankruptcy proceedings.

No Director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Director, executive officer or shareholder.

No Director or officer of the Company, or to the Company’s knowledge, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Resolution for the Election of Directors

At the Meeting, shareholders will be asked to consider, and if thought fit, pass an ordinary resolution to elect each of the nominees proposed for election as Directors, as disclosed in this Circular, substantially in the following form:

“BE IT RESOLVED THAT:

the following persons be elected as Directors to hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act:

R. Stuart Angus Robert J. Gayton

Ian R. Ashby Gary E. German

Clifford T. Davis Gerard E. Munera.”

Recommendation of the Board

The Board recommends that the shareholders vote FOR each of the above nominees proposed for election as Directors, as disclosed in this Circular.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR each of the nominees proposed for election as Directors, as disclosed in this Circular.

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Majority Voting Policy

The Company’s Majority Voting Policy provides that any nominee proposed for election as a Director in an uncontested election who receives, from the shares voted at the meeting of shareholders in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election as a Director, must promptly tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. If a Director in an uncontested election receives from the shares voted at the meeting of shareholders in person or by proxy, a greater number of shares withheld for his or her election as a Director than shares voted in favour of his or her election and tenders his or her resignation, the CGN Committee will expeditiously consider the Director’s offer to resign and, unless there are extraordinary circumstances, will recommend to the Board to accept such resignation.  The Board will have 90 days to make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release.  The applicable Director will not participate in any Committee or Board deliberations on the resignation offer. The full text of the Majority Voting Policy is available upon request to the Company at contact@nevsun.com.

Advance Notice Policy

The Company’s Advance Notice Policy provides shareholders, Directors and management of the Company with a clear framework for nominating Directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit Director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of shareholders.

In the case of an annual general meeting of shareholders, notice to the Company must be made not less than 40 nor more than 75 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy. The full text of the Advance Notice Policy is available upon request to the Company at contact@nevsun.com.

4.      Appointment of Auditors

KPMG LLP has been the auditor of the Company since 1994.  The management of the Company nominates KPMG LLP for appointment as auditors of the Company at a remuneration to be fixed by the Directors.

Resolution for the Appointment of Auditors

At the Meeting, shareholders will be asked to consider, and if thought fit, pass an ordinary resolution for the appointment of auditors for the Company, as disclosed in this Circular, substantially in the following form:

“BE IT RESOLVED THAT:

KPMG LLP be appointed as auditors for the Company at a remuneration to be fixed by the Directors.”

Recommendation of the Board

The Board recommends that shareholders vote FOR the appointment of KPMG LLP as auditors for the Company at a remuneration to be fixed by the Directors, as disclosed in this Circular.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the appointment of KPMG LLP as auditors for the Company at a remuneration to be fixed by the Directors, as disclosed in this Circular.

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5.      Approval of Stock Option Plan and Unallocated Options

The Stock Option Plan is a key component of the Company’s compensation program and is used to attract, motivate and retain high calibre employees. Accordingly, the Board recommends the continuation and ratification of the Stock Option Plan without change and to approve all unallocated Options issuable pursuant to the Stock Option Plan for granting pursuant to the Stock Option Plan.  The continuation of the Stock Option Plan and approval of the unallocated Options for granting pursuant to the Stock Option Plan is required to be approved by a majority of the votes cast by the shareholders of the Company present in person or represented by proxy at the Meeting.

The terms of the Stock Option Plan are included in their entirety as SCHEDULE “A” to this Circular and details regarding the Stock Option Plan are described under the headings Long-term Incentive Awards and Equity Compensation Plan Information.

The text of the resolution to approve the ratification and continuation of the Stock Option Plan without change and to approve the unallocated Options for granting pursuant to the Stock Option Plan is set out below.

Resolution to Approve Stock Option Plan and Unallocated Options

At the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to approve the continuation and ratification of the Stock Option Plan without change, as disclosed in this Circular, and to approve the grant of unallocated Options issuable pursuant to the Stock Option Plan, substantially in the following form:

"WHEREAS:

A.	the Board of Directors of the Company adopted on August 1, 2012 a Stock Option Plan (the “Stock Option Plan”) which does not have a fixed maximum number of common shares issuable and allocates options up to a maximum of 6.75% of the issued shares of the Company for granting pursuant to the Stock Option Plan;

B.	the shareholders of the Company approved the Stock Option Plan, by a majority of votes cast, on September 5, 2012;

C.	the rules of the Toronto Stock Exchange provide that the Company’s Stock Option Plan must be approved by the shareholders of the Company every three years;

D.	the rules of the Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, must be approved by the shareholders of the Company every three years;

BE IT RESOLVED THAT:

1.	the continuation of the Stock Option Plan without change, as disclosed in this Circular, be and is hereby ratified and approved;

2.	all unallocated options issuable pursuant to the Stock Option Plan be and are hereby approved for granting pursuant to the Stock Option Plan until May 4, 2018."

If continuation of the Stock Option Plan and approval of the unallocated options is not approved at the Meeting, all unallocated options will be cancelled and the Company will not be permitted to grant further options until shareholder approval is obtained.  However, all options previously granted and unexercised will continue unaffected.

Recommendation of the Board

The Board recommends that shareholders vote FOR the resolutions to approve the continuation and ratification of the Stock Option Plan and approve all unallocated options issuable under the Stock Option Plan for granting pursuant to the Stock Option Plan.  Unless instructed in the form of proxy to the contrary, the persons named in the form of

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proxy intend to vote FOR the approval of the resolution to approve the Stock Option Plan and all unallocated options for granting pursuant to the Stock Option Plan.

6.      Say on Pay Advisory Vote

The Company’s Advisory VOTE ON EXECUTIVE COMPENSATION POLICY GIVES shareholders an opportunity to cast an advisory vote on executive compensation as disclosed in this Information Circular.  This advisory vote, commonly known as a “Say on Pay” vote, gives shareholders the opportunity to approve, reject or abstain from voting with respect to Nevsun’s fiscal 2014 executive compensation programs and policies and the compensation paid to Named Executive Officers (as defined below).  As discussed in this Information Circular, the primary objective of the Company’s compensation program, including the executive compensation program, is to attract and retain qualified employees that fit in with the Nevsun corporate culture in order to achieve its corporate objectives and increase shareholder value.

The advisory vote on executive compensation policy is designed to ensure director accountability for executive compensation decisions by giving shareholders a formal opportunity to provide their views through an annual non-binding advisory vote, which requires an affirmative vote of a majority of the votes cast.  the company will disclose the result of the vote as part of its report on voting results for the meeting.  The board will remain fully responsible for the compensation decisions, and will not be relieved of these responsibilities. In the event there is significant opposition, the board will consult with the shareholders to fully understand their concerns, and will review the approach to compensation in the context of those concerns.  The board will disclose to shareholders, as soon as is practicable, and no later than in the information circular for the following annual general meeting of the shareholders of the company, a summary of the comments received and the changes to the compensation plans made or the reasons why no changes will be made.

At the Company’s last annual and special meeting of shareholders held on May 22, 2014, 97.78% of shareholders voted in favour of the Company’s non-binding resolution on executive compensation, demonstrating strong shareholder support for the Company’s approach to executive compensation and did not receive any comments from shareholders of the Company.

The Board recognizes that Say on Pay policies are evolving in Canada and globally, and will review this policy annually to ensure it is effective in achieving its objectives.

Resolution to Accept the Approach to Executive Compensation

At the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to accept the approach to executive compensation, as disclosed in this Circular, substantially in the following form:

“BE IT RESOLVED THAT:

on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the shareholders accept the approach to executive compensation as disclosed in the Company’s Information Circular for the Meeting.”

Recommendation of the Board

The Board recommends that shareholders vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.  Unless instructed in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR the advisory resolution to accept the executive compensation as disclosed in this Circular.

7.      Other Business

At the date of this Information Circular, management of the Company is not aware of any other matters to be presented for action at the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

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CORPORATE GOVERNANCE PRACTICES

The Company’s corporate governance policies and mandates may be viewed on the Company’s website at: http://www.nevsun.com/corporate/governance.

Board of Directors

(a)	Independence

On an annual basis, the Board reviews the relationship each Director has with the Company to determine whether or not their independence is maintained. When a Director has no direct or indirect material relationship with the Company or its subsidiaries which could interfere with the Director’s independent judgment, that Director is considered to be independent. The Board has determined that a majority, or five of the six Directors, are independent. Ian R. Ashby, Robert J. Gayton, Gary E. German and Gerard E. Munera have no material relationship to the Company. R. Stuart Angus is the Chair and for this reason is deemed to be an “executive officer” under the definition of Executive Officer in NI 51-102. The Board considers Mr. Angus to be independent despite the reference to his title, as he also has no material relationship with the Company. The one non-independent Director is Clifford T. Davis, due to his position as President and CEO.

(b)	Other Directorships

The Directors who are presently a director of other reporting issuers, and the names of the issuers are as follows:

R. Stuart Angus	Dynasty Gold Corp. San Marco Resources Inc. Tirex Resources Ltd. Wildcat Silver Corporation Yellowhead Mining Inc.

Ian R. Ashby	Alderon Iron Ore Corp. New World Resources

Robert J. Gayton	Amerigo Resources Limited B2Gold Corporation Eastern Platinum Limited Western Copper & Gold Corporation

Gerard E. Munera	Dynamic Materials Corp.

(c)	Meetings of Independent Directors

In 2014, there were eight meetings of the Board, three of which were followed by a meeting of the independent Directors without the involvement of management. In addition, meetings of certain committees of the Board took place during the year. The Audit Committee meets quarterly, and the HR Committee, also consisting of only independent Directors, met twice in 2014, each time involving all independent Directors without management present. The CGN Committee, consisting of four independent Directors, met twice in 2014.

(d)	Role of Chair

R. Stuart Angus, Board Chair, is considered to be an independent Director. His role is to ensure that the Board is effective in setting and implementing direction and strategy, and to work closely with the CEO to ensure the strategy agreed by the Board is put into effect.

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(e)	Attendance at Meetings

All Directors attended all eight Board meetings, except for R. Stuart Angus who attended seven of the eight Board meetings held during the year ended December 31, 2014.

Board Mandate

The full text of the Board Charter is attached as SCHEDULE “B”.

Position Descriptions

The Board has adopted written position descriptions for its Chair and also the chair of each of the Board’s committees.  The position descriptions are in line with each of the committee mandates, which are also reviewed and updated from time to time by its members.

The HR Committee and the CEO have developed a position description for the CEO which has been approved by the Board.  The HR Committee annually reviews and monitors the achievement of corporate objectives that the CEO is responsible to meet.

Orientation and Continuing Education

A new Director is provided with an orientation to the role of the Board, its committees and Directors, and to the nature and operation of the business.  This consists of:  i) a series of meetings held with the Chair, individual Directors and the CEO to take place prior to the next formal Board meeting; ii) the issuance of a Board manual containing current updates about the Company and its properties, minutes of recent meetings and pertinent Board reports, Board and committee mandates, Company policies, position descriptions, list of key contacts and roles; and iii) a tour of the Company’s head office with introductions to key employees and opportunities for one-on-one discussions, and at least one site visit which provides the new appointee with an on-site orientation to the Company’s property and facilities.

The Board does not provide continuing education for its Directors as a group.   To ensure that Directors maintain the skill and knowledge necessary to meet their obligations as Directors, Directors are briefed at least monthly and at each Board meeting, by the CEO or senior management at Bisha Mine, on strategic issues or challenges which may affect the Company, its relationships, performance, budget, production schedule and any trends which may influence or change the planned development of the Company.  In addition, the Board recommends and encourages attendance at applicable meetings, conferences and other educational training to upgrade skills and assist Directors in fulfilling their roles.  The Company will cover the cost of this training and will expect to be briefed on relevant issues which the Company needs to address.  Although it is the individual Directors themselves who are responsible for keeping their education current, each of the Directors hold memberships in relevant organizations and circulate information freely to other Directors, including opportunities to attend conferences or training.

Ethical Business Conduct

The Board has updated and adopted a written code of ethics (the “Code”) for its Directors, officers and all employees.  The Code may be viewed on the Company’s website at www.nevsun.com/corporate/ governance/code/.  To ensure and monitor compliance with the Code, the Company circulates a copy of the Code to each new employee, requesting a signature acknowledging its receipt. In addition, the Company has a whistleblower policy which allows anonymous reporting to an outside service or directly to the Chair of the Audit Committee.  Whistleblowing is monitored by the Audit Committee and any reported infractions are communicated to the Chair of the Audit Committee.  This information has also been distributed to all Company employees.  From January 1, 2013 to the date of this Information Circular, there were no material change reports regarding misconduct and/or departures from the Code.

The Company has had no material transactions or agreements in respect of which a Director or executive officer has a material interest.  However, if this were to occur, the Board would conduct at least one meeting without the affected Director or executive officer present, and this person would abstain from any required approval for the transaction.  Resolutions would be signed by only the non-affected or arms-length Directors.

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Nomination of Directors

Before identifying new Directors for nomination, the potential need for new Directors is discussed among the members of the CGN Committee, who will hold a series of meetings to identify the personal attributes and experience required of a new member, together with possible candidates, then bring this to the Board as an agenda item for further discussion with the remaining Directors.   The CGN Committee is composed of all independent Directors.  Once a list of personal attributes and experience has been agreed upon which would represent a good fit for the Board and the future needs of the Company, a corresponding list of potential candidates is brought forward and eventually short listed for final consideration.

Director Biographies

R. Stuart (Tookie) Angus – Director, Board Chair

Mr. R. Stuart "Tookie" Angus is an independent business advisor to the mining industry and a former lawyer with extensive experience in the mining industry. He was formerly Head of the Global Mining Group for Fasken Martineau. For the past 30 years, Mr. Angus has focused on structuring and financing significant international exploration, development and mining ventures. He was managing Director of Mergers & Acquisitions for Endeavour Financial and was responsible for merger and acquisition mandates. Mr. Angus is the former Chairman of the Board of BC Sugar Refinery Limited, he was a Director of First Quantum Minerals until June 2005, a Director of Canico Resources Corporation until its takeover by CVRD in 2005, a Director of Bema Gold until its takeover by Kinross Gold in 2007, a Director of Ventana Gold until its takeover by AUX Canada Acquisition in 2011 and a Director of Plutonic Power until its merger with Magma Energy in 2011.

Ian R. Ashby – Director

Mr. Ashby most recently held the position of President – Iron Ore for BHP Billiton Ltd. between 2006 and 2012. During a career spanning 25 years working for BHP Billiton Ltd. and its predecessor company, BHP Ltd., Mr. Ashby worked extensively in Australia, South America, North America and West Africa in a wide range of business, operational and project development roles across multi commodities and in increasingly senior positions. Prior to his most recent role, Mr. Ashby was Chief Operating Officer – Base Metals for BHP Billiton Ltd. Mr. Ashby commenced his career at Mount Isa Mines Ltd. in 1980. He holds a Bachelor of Engineering in Mining from the University of Melbourne and is a Member of The Australasian Institute of Mining and Metallurgy.

Clifford T. Davis – Director, Chief Executive Officer

Mr. Davis was appointed Chief Executive Officer in August 2008 after having served as Executive VP and Chief Financial Officer since 2002 and CFO from 1994 to 2000. During the period from 2000 - 2002 he was the Chairman and CEO of a public chemical manufacturing company. Mr. Davis is a Chartered Accountant and a member of the Institute of Corporate Directors. Prior to joining Nevsun in 1994, he was a partner in the international accounting firm, KPMG where he provided services predominantly to public companies in the resource, industrial and financial sectors. Mr. Davis has had experience as a director of a number of other Canadian public companies in the industrial and mining industries.

Robert J. Gayton – Director

Dr. Gayton is a Chartered Accountant with over 30 years’ experience in accounting and finance. He is currently a director and chair/member of the audit and other committees of the following companies: Amerigo Resources Ltd., B2Gold Corp., Eastern Platinum Limited, Western Copper and Gold Corporation. Until 1987 Dr. Gayton was an audit partner with Peat, Marwick, Mitchell Chartered Accountants and a member of the Faculty of Commerce at the University of British Columbia. He is also a Fellow of the Institute of Chartered Accountants (FCA) in both Ontario and BC and holds a Ph.D. in Business from the University of California.

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Gary E. German – Director

Mr. German is a professional engineer with over thirty-five years of senior executive experience in the building of companies, projects, operating teams, and financing of global resource developments. His career was formed through twenty-eight years in the Noranda Group, culminating as Senior Vice President. Fluent in Portuguese and Spanish, Mr. German's Noranda international responsibilities included major projects in Chile, industrial and mine developments in Brazil and executive strategic activities in some 20 countries. The past decade has included a diverse set of leadership roles in Corporate Finance, Senior Advisor to the CEO of Saudi Arabia's Ma'aden mining group, and COO of TVX Gold (responsible for world-wide projects and operations). Mr. German joined the Nevsun board in April 1996 and has been a Director of a number of international mining and development companies, public on the TSX, NYSE or NYSE MKT, and other not- for-profit organizations.

Gerard E. Munera – Director

Mr. Munera, a US citizen, is Managing Partner of Synergex Group LLC and serves on the Board of Dynamic Materials Corporation. A graduate of the French premier Ecole Polytechnique and of Ecole des Ponts et Chaussees in Paris, Mr. Munera has a diverse background which includes engineering, economics, sales, finance, operations, mining and metals. His tenures, most of which were at the Management, CEO, Executive VP and/or Chairman level, include Pechiney (20 years), Union Miniere, Rio Tinto and Minorco, an affiliate of Anglo American. Based for many years in various countries of Europe, Africa and South America, he is fluent in English, French and Spanish. Mr. Munera has been awarded the French Legion of Honor (officer) and the Algerian war medal.

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Director Skills Matrix

In identifying and considering potential new candidates for the Board when vacancies arise and as part of the Company's ongoing Board succession plan, and when evaluating Directors, the CGN Committee has access to a skills matrix it has developed to identify and assess the Board's skills, experiences and qualifications, including those shown below:

BOARD OF DIRECTORS EXPERTISE MATRIX Skill/Experience	Number of Directors
Board Prior experience as a board member for a major organization (other than Nevsun).	5
International Prior or current experience working in a major organization that has business in one or more international jurisdictions.	6
Mining, Exploration and Operations Experience with a leading mining or resource company with reserves, exploration, metallurgy and operations expertise.	6
Risk Management Experience in overseeing policies and processes to identify a resource company’s principal business risks and to confirm that appropriate systems are in place to mitigate these risks.	6
Media Relations Experience in dealing with the media on matters relating to operations and public relations issues.	5
Operations Experience as a senior operational officer of a publicly listed company or major organization; or production or exploration experience with a leading mining or resource company.	5
Human Resources Prior or current experience in executive compensation and the oversight of succession planning, talent planning and retention programs.	6
Financial Literacy Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting and corporate finance (familiarity with internal financial controls, Canadian or US GAAP and/or IFRS).	5
Corporate Responsibility and Sustainable Development Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development policies.	6
Legal Experience on legal matters with a publicly listed company or major organization including drafting and negotiating contracts, conducting financings, dealing with regulatory bodies on securities, corporate or other regulatory matters, and corporate governance.	3
Managing/Leading Growth/Strategic Planning Experience driving strategic direction and leading growth of an organization.	6
Investment Banking/Mergers & Acquisitions Experience in investment banking, finance or in major mergers and acquisitions.	5
Government Relations/Social, Economic, Foreign Policy Experience in, or a good understanding of, the workings of governments and public policy domestically and internationally.	5
Business Judgment Track record of leveraging own experience and wisdom in making sound strategic and operational business decisions, demonstrates business acumen and a mindset for risk oversight.	6
Industry Knowledge Knowledge of the mining industry, market and business imperatives, international regulatory environment and stakeholder management.	6
Senior Officer Experience working as a senior officer of a publicly listed company or major organization and/or other professional designation skills in legal or accounting and experience working with an internationally recognized company.	5

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The CGN Committee also considers other factors that it deems relevant in the context of individual Director nominees, including the benefits of promoting diversity, as discussed further below.

Board Assessment and Renewal

The Company undertakes a robust annual assessment process that includes: Director reviews conducted through completion of annual assessment questionnaires regarding the performance and effectiveness of the Board, each committee and each Director, and one-on-one conversations between the Chair of the Board and the Chair of the CGN Committee.  The Chair also has an informal discussion with Directors on a selective basis, as required, to fully understand any concerns raised or recommendations advanced by such director, and the preparation by the Chair of the CGN Committee a report to, and discussion among, the full Board which includes matters concerning, size of the Board and each Committee of the Board and whether changes in size, personnel or responsibilities are warranted.  The Board and each Committee of the Board complete an annual review and assessment of its respective mandate or charter to determine if changes are warranted.  The Company also has in place a majority voting policy and encourages dialogue with its shareholders to discuss any potential concerns with respect to a Director or the composition of the Board.  If a problem or deficiency arises with respect to the effectiveness of the Board, any committee or any Director, the Board engages in a fulsome discussion in order to identify the best solutions for rectifying the problem or deficiency and, based on that deliberation, believes that it will be capable of addressing the problem in the appropriate way without resorting to age or term limits.

The Company does not have any term limits, retirement policies or similar mechanisms in place for forcing the renewal or replacement of its Directors.  While there can be benefits to adding new perspectives to the Board from time to time, the Board believes that such refreshment can happen naturally without imposing arbitrary age or term limits.  In addition, the Board believes that effective corporate decision-making is enhanced through the continuity, experience and knowledge that come from permitting longer-term service on a Board, particularly since it takes time for Directors to familiarize themselves with a business, its industry and its communities and stakeholders.  We believe the key is to first select Directors for Board membership using a thorough identification and selection process to recruit high quality candidates most capable of fostering the Company's needs and objectives, based on their individual qualifications, experience, and expertise, having regard to a variety of factors, including diversity.  In considering and identifying new Directors for nomination, the CGN Committee will hold a series of meetings to identify the particular skills and qualifications needed of new recruits having regard to the Company's business and objectives, as well as the then-existing composition of the Board.  Among other things, the CGN Committee uses the skills matrix identified above and the results of its Director assessment process and, together with input from the Chair of the CGN Committee and, if appropriate, the President and Chief Executive Officer, determines the necessary attributes and experience required of a new member which would represent the best fit for the Board and future needs of the Company.  Once a list of key attributes, skills and competencies for a potential new Director is identified, the CGN Committee then creates a list of possible candidates for consideration and evaluation, which are then presented to the full Board for further discussion and evaluation.  If and as needed, the CGN Committee may engage internal or external consultants to assist in identifying, evaluating and/or selecting appropriate Board candidates, including to ensure a diversity of potential candidates are identified.  Only after rigorous discussion by the CGN Committee and the Board is a short-list of potential Board candidates created, following which the Board works together with the CGN Committee to develop the best plan to recruit the preferred candidate(s).

Board and Leadership Diversity

The Company currently does not have any female Directors but is willing to recruit high quality female candidates who are capable of fostering the Company's needs and objectives, based on their individual qualifications, experience and expertise. As noted above, the CGN Committee uses the skills matrix and the results of its Director assessment process in assessing Board needs.  However, the Board recognizes the potential benefits of promoting diversity within the Company, both at the executive level and at the Board level.  To that end, in identifying, assessing and selecting possible candidates for nomination to the

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Board or appointments to executive officer positions, the Board considers various diversity criteria including gender, race, ethnicity, sexual identity/orientation, age, cultural background, geographical representation, professional and industry expertise, educational background, religion and political affiliation.  While the Board is mindful of the benefits of diversity, the Company has not at this stage adopted a written policy regarding the representation of women on the Board, nor has the Company fixed any targets regarding the representation of women on the Board or in executive officer positions.  The Board does not believe that quotas or strict rules necessarily result in the identification or selection of the best candidates; rather, selection is based on merit, having regard to the various skills, abilities, qualifications and competencies needed for the particular position, of which diversity is one of several important factors that is considered. The current members of the Board come from varied business and professional backgrounds and have extensive experience in public companies, mining operations and dealing with international governments and regulatory bodies and other stakeholder groups and communities.  Board members collectively have a broad range of skills in legal, accounting, finance, engineering, operations and management.  They are also resident in various geographical locations and have the attributes, skills, competencies and qualities expected of a director that are necessary to provide oversight and guidance to the Company and its management to promote the ongoing success, strategy and growth of the Company.

While the Board has not at this stage adopted a board diversity policy or targets or quotas, the Board does aspire to promote various aspects of diversity, including gender, among its leadership team in order to bring a mix of skills, experience and perspective to the governance of the Company, including having regard to the skills matrix set out on page 17 of this Circular.  To this end, in December 2014, the CGN Committee recommended to the Board, and the Board has approved, pursuing the following initial objectives over the next year to further foster diversity and inclusion among its leadership team:

  review the key issues relating to diversity to determine whether changes in the Company's policies and procedures may be beneficial to promote diversity, including a review of the Board Mandate, each Committee's Terms of Reference and the Company's Code of Conduct;
  review possible diversity policies that may be appropriate at the Board level, including identifying the most relevant diversity criteria for the Company having regard to the Company's industry, strategies and objectives, including the regions and communities in which it operates and the Company's stakeholders; and
  review the Company's existing Director selection, appointment and evaluation processes to determine whether formal processes and/or enhancements can or should be made to foster diversity, including a review of its Director skills matrix.

None of the Company's executive officers are women.  However, the Company understands the benefits of a diversified work force, including promoting the level of female representation and other prongs of diversity outlined above, and diversity is one of many factors that are used in consideration for hires and promotions.  In identifying and considering potential candidates for executive appointments, the Board also considers factors such as years of service, regional background, merit, experience and qualification.  In addition, the relative diversity of the Company's executive team is also driven by other factors, many of which are outside of the control of the Company, including the level of staff turnover, the candidates that are available with the necessary skills and experiences required to satisfy the Company’s needs and requirements for the position when hiring and promotion opportunities arise, and various other factors.  Accordingly, the Board does not set specific gender representation targets when identifying potential candidates to executive officer positions, but does consider diversity and where possible seeks to ensure a representative list of women is included among the group of prospective candidates for executive positions.

Compensation & Assessments

The Board determines Director and senior officer compensation by the recommendation of the HR Committee.  The HR Committee consists of four independent Directors and, with consultation from the CEO: (i) reviews and assesses the overall compensation policies of the Company based on industry

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standards, comparable corporate policies and characteristic needs and objectives of the Company, including consultation with independent experts; (ii) with the CEO, sets compensation parameters; (iii) assesses the CEO’s performance against pre-agreed objectives; (iv)  reviews performance assessments of other senior officers, new executive appointments, terminations and employment agreements; (v) makes recommendations to the Board on salary changes, short-term and long-term incentive plans or benefit plans; and (vi) reviews and recommends disclosure pertaining to all of the foregoing.

The HR Committee is responsible for reviewing and assessing the overall compensation policies of the Company based on needs and objectives of the Company, industry standards and comparable corporate policies.

Mercer (Canada) Limited, an independent compensation consulting firm, was contracted by the Company in August 2013 to evaluate and assist in determining executive officer and Director effectiveness as well as compensation of Directors and senior officers of the Company.  Using the guidelines provided by the consultants, the HR Committee held meetings in late 2013 to determine their objectives for compensation and bonuses for 2014.

In addition, Director and committee assessments are conducted from time to time on an informal basis, using various parameters including attendance and participation at its Board and committee meetings.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this Information Circular, named executive officers of the Company (the “Named Executive Officers” or “NEO”) as at December 31, 2014 were:

Position	Incumbent
Chief Executive Officer	Clifford T. Davis
Chief Financial Officer	Thomas S. Whelan(1)
Chief Legal Officer	Joseph P. Giuffre
Chief Operating Officer	Frazer W. Bourchier
Chief Development Officer	Scott A. Trebilcock

(1)	Thomas S. Whelan’s employment commenced February 24, 2014.

Executive Summary

Nevsun’s goal each year is to deliver exceptional performance. In 2014, the following are the key highlights of Nevsun’s performance:

  Key performance highlights
    Revenue of US$555 million and earnings per share of US$0.47
    Cash provided by operating activities of US$217 million
    Working capital of US$520 million, including US$442 million cash
    Increased the annualized dividend to 14%, from $0.14 per share to $0.16 per share (approximately $0.34 of earnings per share)
  Key operational performance highlights
    Produced 196 million pounds of copper against guidance of 180 to 200 million pounds
    Achieved industry lowest quartile C1 cash costs of US$1.05 per pound
    Executed successful 27,300 metre exploration program
  Key safety performance highlights
    As at December 31, 2014, had gone over three years without a lost time injury

In addition, Nevsun strives to align its compensation practices to its performance over the short, medium, and long term. The following are the key highlights/changes to Nevsun’s compensation practices in late 2013 and 2014:

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  No salary increases were provided to any of Nevsun’s NEOs in 2014 in an effort to align Nevsun’s compensation to shareholder interests in light of the difficult economic environment in 2013.
  Recalibrated the short-term incentive/annual bonus plan design in order to provide focus, motivate, and reward the executive team to achieve key corporate objectives. Changes included establishing new targets for NEOs and realigning the weighting between corporate and individual objectives.
  Introduced Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) in order to align Nevsun’s long-term incentive (“LTI”) program to market practices and to provide a performance-vested vehicle to further align compensation and shareholder experience.

Compensation Discussion and Analysis

Compensation Strategy and Approach

The following is a general discussion of the significant elements of compensation paid to the NEOs for the most recently completed financial year. The normal compensation elements consist of a base salary, annual bonuses, and LTI awards, consisting of stock options, RSUs and PSUs, and additional compensation as defined herein.

A major principle of the Company’s compensation philosophy is to have a significant portion of compensation tied to performance. As set out in the graphs below, for the CEO this translates to 70% of total direct compensation (salary + target bonus + grant value of short-term incentives (“STI”) and LTIs provided in the form of incentive-based (variable, at risk) compensation. For all other NEOs, an average of 66% total direct compensation is provided in the form of incentive-based compensation.  Nevsun’s pay mix is generally aligned with the peer group for both the CEO and other NEOs.

The compensation strategy is intended to attract, retain and award the NEOs in order to accomplish the broader objectives of the Company. Those objectives have evolved from successful development of the Bisha Mine in Eritrea and commencement of commercial production of gold achieved in February 2011 to the successful transition to the copper phase and commencement of commercial production of copper in December 2013, the ongoing operational performance at the Bisha Mine in 2014, achievements in health and safety and corporate social responsibility goals and standards, and future growth of the Company through the expansion of existing resources and reserves and asset additions.

The compensation program is designed to reward contributions to these achievements, which enhance the Company’s success at meeting its objectives. It is managed by the Human Resources Committee (the “HR Committee”) which approves compensation strategies and guidelines for NEO salaries and other senior management, and incentive awards.  The HR Committee consists of four independent Directors, as indicated above under the heading Election of Directors, none of whom have ever been an officer or employee of the Company or its subsidiaries.  In the past year the membership of the HR Committee has increased from three to four members.

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Realizable Pay/Pay-for-Performance

Nevsun’s executive compensation programs are designed to provide pay-for-performance and align compensation levels with shareholder interests. The following tables illustrate and compare Nevsun’s target and realizable pay for the CEO from 2012-2014:

Target Total Direct Compensation
Year	Base Salary $	Annual Incentive Plans $	Long-term Incentives		Total $
			Options $	Share-Based Awards(1) $
2014	675,000	675,000	304,000	608,000	2,262,000
2013	675,000	675,000	304,000	608,000	2,262,000
2012	550,000	550,000	440,000	450,000	1,990,000
Aggregate Three-year Target Total Direct Compensation					6,514,000

Realizable Total Direct Compensation at December 31, 2014
Year	Base Salary $	Annual Incentive Plans $	Long-term Incentives		Total $
			Options(1) $	Share-Based Awards $
2014	675,000	684,000	425,017	792,787	2,576,804
2013	675,000	675,000	314,974	590,400	2,255,374
2012	550,000	500,000	439,635	454,289	1,943,924
Aggregate Three-year Realizable Pay:					6,776,102

(1)	Excludes DSUs granted in 2014 as part of a retirement compensation plan –see Pension Plan Benefits.

Compensation Consultant

The compensation strategy is determined by the HR Committee with assistance from independent consultants, and is designed to be competitive with those offered by publicly-traded mining companies comparable to the Company in terms of size, assets, production and region of operation.  In 2013 and 2014 the HR Committee engaged Mercer (Canada) Limited (“Mercer”) to advise on the competitiveness and appropriateness of compensation programs for the CEO, executive officers and Directors of the Company, including base salaries, retainers and fees, short and long-term incentives, pensions, benefits, perquisites, employment and change-of-control provisions for the 2014 and 2015 fiscal years, respectively.

Executive Compensation-Related Fees:

The following fees were paid by the Company to Mercer (Canada) Limited for compensation-related consulting and advice during the years ended December 31, 2014 and December 31, 2013:

Type of Work	2014 Fees $	2013 Fees $
Executive compensation-related fees	104,020	57,900
All other fees	Nil	Nil

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Compensation Benchmarking

A list of comparator companies was established for the purposes of considering the competitiveness of 2014 base salaries, bonuses, and long-term incentives of the Company’s executive compensation, such as the basis upon which to evaluate the appropriateness of the target percentage for annual bonuses as well as salary recommendations.  The following 14 companies, all of a somewhat similar size to the Company in terms of production levels and complexity, as measured by trailing twelve months revenues and/or market capitalization as well as operating locations, were selected by the HR Committee as the comparator group for purposes of the annual executive compensation review for 2014 compensation:

Alamos Gold Inc.	Katanga Mining Ltd.
Capstone Mining Corp.	Lundin Mining Corp.
Centerra Gold Inc.	New Gold Inc.
Coeur Mining Inc.	Pan American Silver Corp.
Dundee Precious Metals Inc.	Semafo Inc.
Golden Star Resources Ltd.	Taseko Mines Ltd.
HudBay Minerals Inc.	Thompson Creek Metals Co. Inc.

Relative to the group of fourteen companies, the Company is positioned at between the 25th and 50th percentile on trailing twelve months revenues and at the 50th percentile on market capitalization.

In order to attract and retain competent executive staff in a highly competitive market, base salary, total cash compensation (i.e., base plus annual incentive awards), and total direct compensation levels (i.e., total cash plus long-term incentive awards) are set in the top quartile of the comparator group depending upon performance levels.

Specific performance measurement criteria were established for executive officers, against which performance-based compensation was evaluated at the end of the year. The measurement criteria were tailored for each senior management function, stipulating expectations on targeted performance areas for each member of the senior management team. The performance elements designed for each position were weighted in terms of their overall importance, then divided into specific objectives to provide a quantitative benchmark for self-evaluation and evaluation by the HR Committee. The HR Committee retained discretion on overall performance and contribution.

Base Salary

Base salaries are reviewed annually and set on the basis of market competitiveness, relative to the comparator group, individual performance, and internal equity. For the year 2014, following the compensation review by Mercer, and in light of the current economic/commodity environment, the Company did not provide increases to base salary levels for the NEOs.

Name and Principal Position	2013 Base Salary $	2014 Base Salary $
Clifford T. Davis Chief Executive Officer, acting Chief Financial Officer	675,000	675,000
Thomas S. Whelan(1) Chief Financial Officer	N/A	440,000
Frazer W. Bourchier Chief Operating Officer	440,000	440,000
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	440,000	440,000
Scott A. Trebilcock Chief Development Officer	300,000	300,000

(1)	Thomas S. Whelan’s employment commenced February 24, 2014.

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Annual Bonuses

Short-term incentive awards are granted based on the Company’s performance against corporate and individual objectives tied to our core strategy.

Short-term incentives are calculated as a percentage of base salary. Following Mercer’s review in late 2013, the Company decided to implement bonus ranges structured around a target bonus and a maximum bonus opportunity for each executive in 2014, as follows:

Name and Principal Position	Target Bonus, as a % of Base Salary	Maximum Bonus, as a % of Base Salary	Actual Bonus, as a % of Base Salary
Clifford T. Davis Chief Executive Officer	100%	200%	101.4%
Thomas S. Whelan Chief Financial Officer	70%	140%	67.4%
Frazer W. Bourchier Chief Operating Officer	70%	140%	69.9%
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	70%	140%	71.7%
Scott A. Trebilock Chief Development Officer	60%	120%	60.8%

Corporate Goals

In 2014, the Company shifted to a higher focus on overall corporate goals, allocating 70% of bonus to pre-established measurable corporate goals, with the remaining 30% of target bonus allocated to more specific personal performance targets. The 2014 corporate goal categories have been allocated as follows:

Measurement Category	Goals	Weighting
Financial and Operational	Production, costs, zinc capital expansion, sustaining capital	40%
Growth	Exploration activities and merger and acquisition activities	40%
Corporate Social Responsibility	Health & Safety Environmental, and CSR reporting	15%
Risk Management	ERM practices and processes	5%

Financial and Operational

The Company allocated 40% of the corporate goals to operating performance, as measured against the following specific bonus parameters: (i) concentrate produced and shipped (15%); (ii) production costs (15%); (iii) zinc capex expansion (5%); and (iv) sustaining capital (5%). For these bonus parameters, the Company established stretch targets that went well beyond public market guidance for each of production and operating cash costs.

The quantitative benchmark component for production and shipped concentrate was to ship from the Massawa port at least 180 million pounds of copper in concentrate by December 31, 2014.  Market guidance was 180-200 million pounds.  As of December 31, 2014, 196 million pounds of concentrate were produced, which was at the high end of public market guidance. The bonus awarded under this parameter was 15%.

The operating C1 cash costs target was set at no greater than the high end of the lowest quartile of C1 cash costs.  Market guidance was lowest quartile C1 costs, which was estimated to be lower than US$1.30 per pound. The C1 cash cost of production of US$1.05 fell well below the public market guidance, which was a tremendous result. The bonus awarded under this parameter was 17%.

The capital allocation and cost control for both the zinc project and sustaining capital were well managed, ahead of schedule and below budget. The zinc project is approximately 8% below budget, however, since

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it has a year to go it was premature to award more than target bonus. The combined bonus awarded under both parameters was 10%.

In summary the operating performance was very strong and accordingly a total of 42% was awarded, which was in excess of the 40% target.

Growth

The Company allocated 40% of the corporate goals to growth from both exploration (10%) and merger or acquisition activity (30%).  The exploration target to be achieved by February 2015 (pre-2014 depletion) was an increase in total measured indicated and inferred mineral resources by at least 200 million pounds copper equivalent or find a new discovery from at least 5 holes spaced 50 meters apart, over at least 10 meters.   Exploration success was remarkable, increasing mineral resources by over 500 million copper equivalent pounds, a minimum of 2.5 times the baseline target.  The Company had also targeted to complete an accretive transaction by December 31, 2014.  While the Company did not complete a merger or acquisition, the management team carried out a very disciplined process that reviewed numerous targets and resisted the temptation to complete a dilutive non-accretive transaction. Capital discipline and process prevented some poor decisions and conserved its very strong balance sheet.

Accordingly, the full 40% was awarded on achievement of this component of corporate goals, comprised of 25% for exploration and 15% of 30% for corporate development activity.

Corporate Social Responsibility

The Company allocated 15% of the corporate goals to corporate social responsibility, its social license to operate responsibly in the community. This included CSR reporting, which in 2014 was compliant with Global Reporting Initiative 4.0 core requirements.   Another key element of CSR measurement was the safety and environmental record, where there was not a single lost time injury during the year nor were there any reportable environmental incidents. The full 15% was awarded in this category.

Risk Management

The Company allocated 5% to the execution of an effective enterprise risk management process including actions taken throughout the year.  This was to be evaluated and awarded at the discretion of the Board.  Full marks were awarded to the management team for advancing its use of an enterprise risk management approach to the business in an effective manner and the actions taken throughout the year in addressing and managing risks that were identified using this process.

In summary, the total corporate bonus achievement was 102% of the 70% allocated to corporate goals, or 71.4% of 70%.  The allotment of over 100% is consistent with the Company’s financial performance during 2014.

Personal Goals

The 2014 bonus arrangements allocated 30% of target bonus to more specific personal performance targets.  The measurement criteria for the CEO in 2014 included:  (i) leadership (10%), as evidenced through the build and retention of the management team of the Company; (ii) stakeholder relationships (15%) as evidenced through the effectiveness of relationships with the Government of Eritrea and major shareholders; and (iii) risk management (5%) as evidenced through the management of key risks facing the Company and use of enterprise risk management.  The HR Committee awarded 30% to the CEO achievement of personal goals. The maximum annual bonus level set for the CEO was 200% of annual salary.

The measurement criteria for each of the other executive officers were also specific, quantitative where possible, and laid out in a similar fashion to that of the CEO and aligned with the Company’s corporate goals, but were also tailored to their specific operating functions.

At the end of 2014 each executive officer of the Company carried out a detailed self-evaluation, which was reviewed and evaluated by the HR Committee in the case of the CEO, and both the CEO and HR Committee in the case of each of the other executive officers. The table below demonstrates the

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breakdown of corporate and personal goal achievement for 2014. The bonus amounts paid to NEOs are as disclosed in the Summary Executive Compensation Table.

Following Mercer’s review in late 2013, the Company decided to implement bonus ranges structured around a target bonus and a maximum bonus opportunity for each executive in 2014. These levels were set following an analysis of the comparator group and the Company’s total shareholder return (“TSR”) over three years, and determined by the HR Committee to be appropriate.

Summary of 2014 Annual Incentive Plan Payouts

In 2014, based on the above corporate performance measures, it was determined that 102% of the corporate goals were met, which translates to a corporate performance multiplier of 71.4%. The target and bonus levels effectively align payouts to performance targets.  The following illustrates the calculation of the 2014 payout for each NEO based on the corporate and individual performance multipliers:

Name and Principal Position	Corporate and Individual Multiplier	Payout (Target STI x Overall Multiplier)
Clifford T. Davis Chief Executive Officer	Corporate: 71.4% Individual: 30% Overall: 101.4%	Target STI (100%) x Overall Multiplier (101.4%) = 101.4%
Thomas S. Whelan Chief Financial Officer	Corporate: 71.4% Individual: 25% Overall: 96.4%	Target STI (70%) x Overall Multiplier (96.4%) = 67.5%
Frazer W. Bourchier Chief Operating Officer	Corporate: 71.4% Individual: 28.5% Overall: 99.9%	Target STI (70%) x Overall Multiplier (99.9%) = 69.9%
Joseph P. Giuffre Chief Legal Officer and Corporate Secretary	Corporate: 71.4% Individual: 31% Overall: 102.4%	Target STI (70%) x Overall Multiplier (102.4%) = 71.7%
Scott A. Trebilock Chief Development Officer	Corporate: 71.4% Individual: 30% Overall: 101.4%	Target STI (600%) x Overall Multiplier (101.4%) = 60.8%

Long-term Incentive Awards

Long-term incentives for executive officers have traditionally taken the form of equity based compensation.  Stock options are granted under the direction of the HR Committee in accordance with the Company’s stock option plan (the “Plan”), which includes all senior management and Directors.  The value of stock options granted to executive officers is determined on both qualitative and quantitative levels, taking into consideration consistency with past annual practices, comparator group practices, and total compensation range to be in the median to top quartile of the comparator group.  Changes in executive positions or roles and ongoing contribution to the Company are factors which affect the decision-making process. Outstanding stock options and previous grants are reviewed by the HR Committee on an annual basis and again when considering option grants for new employees.   The terms of the Plan are also reviewed from time to time by the HR Committee and changes suggested which are discussed with executive officers prior to approval by the Board, then regulatory and shareholder approval as necessary. Further details of the Plan are described under the heading Equity Compensation Plan Information.

Historically, stock appreciation rights (“SAR”) were granted in tandem with an option under the Plan, thereby giving an optionee the choice of exercising the option or the SAR.  The Company also granted cash-settled SARs (“Cash-settled SARs”) to Directors which had similar vesting and measurement criteria as a stock option, but did not involve any issuance of shares on exercise and accordingly, had no dilutive effect on the Company’s stock when exercised. SARs and Cash-settled SARs are no longer granted.

Mercer reviewed the Company’s incentive practices against those in the comparator group as well as against the Company’s compensation strategy and approach. Based on results of the review, the Company

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followed the recommendations of Mercer with respect to its long-term incentive practices and did the following:

  For executives, eliminated the use of SARs, continued the use of stock options to a lesser extent, and implemented PSUs and RSUs such that the target LTI mix is weighted one third for each of stock options, PSUs and RSUs.

The following table summarizes the purpose of characteristics of the Company’s long-term incentive plans for the NEOs:

LTI Plan	Purpose of Plan	Term and Vesting
Stock Options	To promote and encourage participants to increase shareholder value in the long-term To align the participant rewards to long-term shareholder value	Time-based vesting 5 year term 1/3 of the award vests at each anniversary following grant
RSUs
  To promote alignment of interests between employees of the Company and the shareholders of the Company
  To attract and retain employees with the knowledge, experience and expertise required by the Company
Time-based vesting Based on share price and accumulated dividends at vesting 1/3 of the award vests at each anniversary following the grant date
PSUs
  To promote alignment of interests between employees of the Company and the shareholders of the Company
  To support achievement of the Company’s performance objectives
  To attract and retain employees with the knowledge, experience and expertise required by the Company
Performance-based vesting At the end of a 3-year performance period, based on share price, accumulated dividends, and TSR relative to a peer group

Restricted Share Unit Plan

The Company introduced the Restricted Share Unit Plan (the “RSU Plan”) in December 2013 for executives and other management employees in order to promote greater alignment of interests between executive officers and shareholders.  The RSU Plan is administered by the HR Committee, which has the authority to determine the eligible full time employees to whom RSUs may be granted and the number of RSUs to be granted to plan participants.

A RSU is a notional share-based unit that is equal to the fair market value of a Common Share of the Company.  Under the RSU Plan, the fair market value of a Common Share on a particular date (the “Market Value”) is the volume-weighted average trading price of a Common Share during the five trading days immediately preceding that date.  RSUs may be awarded annually and additional RSUs are credited to reflect dividends paid on the Common Shares based on the number of RSUs in a participant's RSU account and the Market Value of the Common Shares on the dividend payment date.

Under the RSU Plan, participants are entitled to receive a cash payment on the vesting date equal to the number of vested RSUs in the participant's RSU account, multiplied by the Market Value of a Common Share on the vesting date.  Unless otherwise specified in a designated participant's grant agreement, one-third of the RSUs granted to a participant on a grant date will vest on each of the first, second and third anniversary of the grant date.  The Board may, in its discretion, following a grant date but prior to the vesting date, designate an earlier vesting date for the vesting of all or any portion of the RSUs then outstanding and granted to a participant.

If a participant ceases to be an employee due to disability, retirement or termination without cause, unvested RSUs will vest pro rata based on the number of days elapsed from the RSU grant date to the participant's termination date, divided by the total number of days from the grant date of the RSUs to the vesting date, and will be paid out based on the Market Value of a Common Share on the termination date.

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If a participant dies, all RSUs in the participant's RSU account that have not vested will immediately vest as of the participant's date of death and will be paid out based on the Market Value of a Common Share on the date of death. Termination of a participant in other circumstances may result in a forfeiture of unvested RSUs. On the occurrence of a change of control, all RSUs credited in a Participant's Account shall immediately vest and become vested RSUs on the date that is immediately prior to the effective date of the consummation of the transaction(s) resulting in the change of control and are paid out based on the Market Value determined by the Board acting in good faith.

Performance Share Unit Plan

The Company introduced the Performance Share Unit Plan (the “PSU Plan”) in December 2013 for executive and other management employees in order to promote greater alignment of interests between employees and shareholders and to support the achievement of the Company's performance objectives.  The PSU Plan is administered by the HR Committee, which has the authority to determine the eligible full time employees to whom PSUs may be granted and the number of PSUs to be granted to plan participants.  PSUs may be awarded annually and additional PSUs are credited to reflect dividends paid on the Common Shares based on the number of PSUs in a participant's PSU account and the Market Value of the Common Shares on the dividend payment date.

PSUs vest on the third anniversary of their grant, following which a participant is entitled to receive a cash payment equal to the product achieved by multiplying:  (i) the number of vested PSUs in the participant's PSU account; (ii) the Market Value of a Common Share on the third anniversary of the date of grant; and (iii) a performance adjustment factor (the “Adjustment Factor”) which is determined based on Nevsun's TSR relative to its compensation peer group over the three-year performance period between the grant date and the vesting date of the PSUs (the “Performance Period”).  The peer group has been established by the HR Committee with input from its independent compensation consultant, Mercer, based on size and industry-specific criteria (see Compensation Benchmarking).

The Adjustment Factor used to calculate the cash payment to plan participants is determined as follows:

Nevsun Relative TSR Percentile Rank	Adjustment Factor
less than 25th percentile	0
25th percentile	0.5
50th percentile	1.0
75th percentile and above	1.5

Adjustment Factors for TSRs between the 25th percentile and 75th percentile are interpolated on a straight line basis.

If a participant ceases to be an employee due to disability, retirement or termination without cause, unvested PSUs will vest pro rata based on the number of days elapsed from the PSU grant date to the participant's termination date divided by the total number of days in the Performance Period, and will be paid out based on the Market Value of a Common Share on the termination date.  If a participant dies, all PSUs in the participant's PSU account that have not vested will immediately vest as of the participant's date of death and will be paid out based on the Market Value of a Common Share on the date of death.  The Adjustment Factor in these circumstances is the greater of 1.0 or such higher Adjustment Factor as may be determined by the HR Committee.  Termination of a participant in other circumstances may result in the forfeiture of PSUs that are unvested as of the termination date of the participant.  On the occurrence of a change of control, all PSUs credited to a participant's account automatically vest and are paid out based on the Market Value determined by the Board acting in good faith and an Adjustment Factor that is the greater of 1.0 and such other Adjustment Factor as may be determined by the Board acting in good faith.

The Board may, in its discretion, following a grant date but prior to the vesting date, designate an earlier vesting date for the vesting of all or any portion of the PSUs then outstanding and granted to a participant.

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Perquisites

There are no significant out of the ordinary perquisites payable to NEOs.  All NEOs have medical and insurance coverage paid by the Company and have normal allowances for vacation.

Anti-Hedging Policy

The Company adopted an anti-hedging policy on May 15, 2013 which prohibits Directors and senior officers of the Company or any of its subsidiaries from directly or indirectly engaging in any kind of hedging transaction that could reduce or limit the Director’s or executive officer’s economic risk with respect to the Director’s or executive officer’s holdings, ownership or interest in or to Common Shares or other securities of Nevsun, including without limitation, outstanding stock options, SARs or other compensation awards the value of which are derived from, referenced to, or based on the value or market price of Common Shares or other securities of Nevsun.  Prohibited transactions include the purchase by a Director or executive officer of financial instruments, including, without limitation, prepaid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities that are designed to hedge or offset a decrease in market value of equity securities of Nevsun.

Compensation Risk Management

The HR Committee, during its annual review, evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executive officers, be designed in a manner which is in the best interests of the Company and its shareholders.  Risk evaluation is one of the considerations for this review.

A portion of the Company’s executive compensation consists of stock options, RSUs granted under the RSU Plan, and PSUs granted under the PSU Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the executive officer until a significant period of time has passed, the possibility of executive officers taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is extremely limited. In addition, all major transactions require approval by the Board.

The other elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay.  In addition, the HR Committee believes it is unlikely that executive officers would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short-term compensation when their longer-term compensation might be put at risk from their actions.

The HR Committee closely monitors and considers any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

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Performance Graph

The following graph compares the cumulative shareholder return over the last five fiscal years for the Common Shares, assuming a $100 investment was made on December 31, 2009, and reinvestment of dividends, with the S&P/TSX Composite Index.

Cumulative Value of a $100 Investment

Year	2010 $	2011 $	2012 $	2013 $	2014 $
Nevsun	294	225	173	149	198
S&P/TSX Index	114	102	106	116	125

The Company’s executive compensation programs are designed to align the financial, operating and market performance of the Company with the value that the executive officers of the Company ultimately receive from the programs. Executive compensation has generally corresponded to the trends shown by the graph over the period from 2010 to 2014, although industry-specific factors have influenced compensation over the same period. Base salaries are reviewed annually. The annual incentive bonus is based on financial and operational performance objectives that are within management’s control and may not align with total shareholder returns. The value of long-term incentives at a time of grant will also vary based on corporate performance.  However, the realized value from these awards is directly affected by the Company’s share price performance over the period, as declines in share price have a direct impact on the value of the executive officers’ outstanding stock option awards, RSUs and PSUs.

Compensation Governance

The HR Committee is comprised of only independent Directors within the meaning of NI 52-110 and while the Board determines its Directors, the CEO is not involved in the selection process for this committee. A copy of the HR Committee’s mandate is attached as SCHEDULE “C” to this Circular. The current members of the HR Committee are Gerard E. Munera (Chair), R. Stuart Angus, Ian R. Ashby and Gary E. German.  Mr. Munera has direct experience relating to executive compensation matters, having served on the compensation committees of two publicly traded mining companies, Meridian Gold Inc. and Mag Industries Corporation, and serving presently on the compensation committee of Dynamic Material Corporation, a publicly traded metal and oil services company. The significant industry experience of each of the HR Committee members, along with assistance from independent compensation consultants, provides them with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices.

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Summary Compensation Table

The following table is a summary of compensation paid for the NEOs for the financial years ended December 31, 2014, 2013 and 2012.

Name and Principal Position	Year	Salary $	Option-based Awards $(1)	Annual Incentive Plans(2) $	Long-term Incentive Plans(3) $	All Other Compensation $	Total Compensation $
Clifford T. Davis President and Chief Executive Officer	2014 2013 2012	675,000 675,000 550,000	425,017 314,974 439,635	684,000 675,000 500,000	792,787 590,400 (5)454,289	(4)3,710,000 Nil Nil	6,286,804 2,255,374 1,943,924
Thomas S. Whelan(6) Chief Financial Officer	2014 2013 2012	440,000 Nil Nil	130,042 209,983 Nil	253,000 Nil Nil	262,951 360,800 Nil	Nil Nil Nil	1,085,993 570,783 Nil
Frazer W. Bourchier Chief Operating Officer	2014 2013 2012	440,000 440,000 400,000	175,557 209,982 439,635	310,000 250,000 250,000	350,602 360,800 Nil	Nil Nil Nil	1,276,159 1,260,782 1,089,635
Joseph P. Giuffre(7) Chief Legal Officer and Corporate Secretary	2014 2013 2012	440,000 440,000 Nil	130,042 209,982 439,635	315,000 200,000 Nil	262,951 360,800 Nil	Nil Nil Nil	1,147,993 1,210,782 439,635
Scott A. Trebilcock(8) Chief Development Officer	2014 2013 2012	300,000 300,000 270,000	104,034 173,236 293,090	183,000 200,000 189,000	210,361 275,520 Nil	Nil Nil Nil	797,395 948,756 752,090

(1)	Value of option-based awards at date of grant – see Stock Option Grants During the Year. The Black-Scholes formula is used to calculate fair value of stock options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard. The closing price of the Common Shares on the TSX at December 31, 2014, 2013 and 2012, was $4.48, $3.53, and $4.25, respectively.

(2)	In February 2015 the Board approved bonuses for NEOs in respect of services performed in 2014 under incentive compensation arrangements described above.

(3)	Long-term incentive plans relate to RSUs and PSUs awarded to NEOs. The fair value of the December 2014 award was $4.38 (December 2013 - $3.28) based on the previous 5-day volume-weighted average share price at grant date.

(4)	In April 2014, the Board approved the award of 1,000,000 DSUs to Clifford T. Davis as part of a retirement compensation plan – see Pension Plan Benefits. The value of this award was calculated by multiplying the number of DSUs granted by the 5-day volume-weighted average share price of $3.71 at grant date.

(5)	In 2012 Clifford T. Davis was granted 310,000 cash-settled SARs with an exercise price of $4.27 and expiry of November 20, 2017. The Black-Scholes formula is used to calculate the initial fair value of Cash-settled SARs granted prior to vesting and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard.

(6)	Thomas S. Whelan was granted 200,000 stock options on December 16, 2013 with an exercise price of $3.28 and expiry date of December 16, 2018, 55,000 RSUs and 55,000 PSUs upon signing of his employment contract. Mr. Whelan’s annual incentive plan is pro-rated to February 24, 2014, the date his employment commenced.

(7)	Joseph P. Giuffre was granted 300,000 stock options on November 20, 2012, with an exercise price of $4.27 and expiry date of November 20, 2017, upon signing of his employment contract. Mr. Giuffre’s employment commenced on January 1, 2013.

(8)	Scott A. Trebilcock was appointed Chief Development Officer in December 2014.

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Terms of Agreements

The terms of the 2014 executive roles were as follows:

Clifford T. Davis, Chief Executive Officer, had a salary increase from $550,000 to $675,000 on January 1, 2013.

Thomas S. Whelan, Chief Financial Officer, began his employment on February 24, 2014 at a salary of $440,000.

Frazer W. Bourchier, Chief Operating Officer, began his employment on January 1, 2012 at a salary of $400,000 which was increased to $440,000 as at January 1, 2013.

Joseph P. Giuffre, Chief Legal Officer, began his employment on January 1, 2013 at a salary of $440,000.

Scott A. Trebilcock, Chief Development Officer, began his employment with the Company in September 2010 as Vice President Business Development and Investor Relations.  In July 2011 his salary increased from $216,000 to $270,000 and again as at January 1, 2013, to $300,000.

Bonus arrangements are discussed above under Compensation Discussion and Analysis.

Agreements for Messrs. Davis, Whelan, Bourchier, Giuffre and Trebilcock include termination and change of control benefits described in the following section.

Termination and Change of Control Benefits

Termination of employment under certain circumstances may trigger amounts payable to the employee by the Company (a) if the Company terminates employment without cause or adequate notice prior to end of the term; or (b) in the event of a change of control of the Company and the employee gives the Company 90 days’ written notice of termination.

Either of these conditions will result in severance payments due from the Company to the affected employee.  The amount due is two times the employee’s base salary plus 4% in lieu of benefits plus two times the annual target bonus established by the HR Committee or the Board for the employees.  The affected employees are Messrs. Davis, Whelan, Bourchier, Giuffre and Trebilcock. These provisions are consistent with industry standards for executives in similar positions and recognize the critical nature of these positions in the event there is a change in control or where the employee loses his job through no fault of his own.

Assuming there had been change of control as at December 31, 2014, the Company estimates the total change of control and termination benefits of its 2014 NEOs to be approximately $22.2 million including any amounts attributable to option and non-equity based compensation benefits, using the TSX closing price of $4.48 as at December 31, 2014.  Any outstanding stock options or share appreciation rights which are not vested would become vested upon notice of a change of control.

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation pension plan.  Effective April 1, 2014 the Company established for Mr. Davis a retirement compensation plan comprised of an initial grant of 1,000,000 DSUs that shall vest at the earliest of voluntary retirement at age 65 (April 1, 2017), termination without cause, a change of control, retirement before age 65 for valid medical reasons, at end of term of office or death.

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Incentive Plan Awards

Outstanding Option-based and Share-based Awards

The following table sets forth details with respect to stock options, RSUs and PSUs held by the NEOs at December 31, 2014.

Name	Option-based Awards				Share-based Awards (Cash-settled SARs, PSUs, RSUs and DSUs)
	Number of Securities Underlying Unexercised Stock Options #	Option Exercise Price $(1)	Expiry Date	Value of Unexercised in the Money Stock Options, Vested $(2)	Number of Units Outstanding #	Expiry or Maturity Date	Market or Payout Value of Share-based Awards That Have Not Vested $	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed $
Clifford T. Davis	(3)500,000 (3)1,000,000 (3)500,000 300,000 300,000 300,000	3.14 3.14 5.68 4.27 3.28 4.40	May 13/15 May 13/15 Feb 1/16 Nov 20/17 Dec 16/18 Dec 12/19	670,000 1,340,000 Nil 63,000 120,000 Nil	(4)62,986 (5)94,478 (6)1,019,876 (7)310,000 (8)90,000 (9)90,000	Dec 16/16 Dec 16/16 N/A Nov 20/17 Dec 12/17 Dec 12/17	268,654 604,471 4,350,107 Nil 383,879 383,879	Nil Nil Nil 65,100 Nil Nil
Thomas S. Whelan(10)	200,000 100,000	3.28 4.40	Dec 16/18 Dec 12/19	80,000 Nil	(4)38,491 (5)57,737 (8)30,000 (9)30,000	Dec 16/16 Dec 16/16 Dec 12/17 Dec 12/17	164,177 369,399 127,960 127,960	Nil Nil Nil Nil
Frazer W. Bourchier	(3)300,000 300,000 200,000 135,000	4.81 4.27 3.28 4.40	Oct 26/16 Nov 20/17 Dec 16/18 Dec 12/19	Nil 63,000 80,000 Nil	(4)38,491 (5)57,737 (8)40,000 (9)40,000	Dec 16/16 Dec 16/16 Dec 12/17 Dec 12/17	164,177 369,399 170,613 170,613	Nil Nil Nil Nil
Joseph P. Giuffre	300,000 200,000 100,000	4.27 3.28 4.40	Nov 20/17 Dec 16/18 Dec 12/19	63,000 80,000 Nil	(4)38,491 (5)57,737 (8)30,000 (9)30,000	Dec 16/16 Dec 16/16 Dec 12/17 Dec 12/17	164,177 369,399 127,960 127,960	Nil Nil Nil Nil
Scott A. Trebilcock	(3)300,000 (3)100,000 (3)50,000 200,000 165,000 80,000	4.16 5.71 5.68 4.27 3.28 4.40	Aug 17/15 Nov 19/15 Feb 1/16 Nov 20/17 Dec 16/18 Dec 12/19	96,000 Nil Nil 42,000 66,000 Nil	(4)29,393 (5)44,090 (8)24,000 (9)24,000	Dec 16/16 Dec 16/16 Dec 12/17 Dec 12/17	125,372 282,087 102,368 102,368	Nil Nil Nil Nil

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the 5-day period immediately preceding the option grant.

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(2)	Based on the difference between the market value of $4.48 per Common Share on December 31, 2014 and the exercise price of the stock options.

(3)	These option grants include a tandem stock appreciation right (SAR), as more fully described previously under Option-based Awards.

(4)	RSUs granted to NEOs on December 16, 2013. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2014 ($4.27). The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.

(5)	PSUs granted to NEOs on December 16, 2013. The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2014 ($4.27), and additionally by a forecast payout factor of 1.5. The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.

(6)	In April 2014, the Board approved the award of 1,000,000 DSUs to Clifford T. Davis as part of a retirement compensation plan – see Pension Plan Benefits. The payout value of the DSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2014 ($4.27). The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.

(7)	Cash-settled SAR which was granted to Clifford T. Davis on November 20, 2012 at an exercise price of $4.27, which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect. The value is calculated as the difference between the market value of $4.48 on December 31, 2014 and the exercise price of the SARs.

(8)	RSUs granted to NEOs on December 12, 2014. The payout value of the RSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2014 ($4.27).

(9)	PSUs granted to NEOs on December 12, 2014. The payout value of the PSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2014 ($4.27), and additionally by a forecast payout factor of 1.0.

(10)	Thomas Whelan was granted 200,000 stock options on December 16, 2013, with an exercise price of $3.28 and expiry date of December 16, 2018, 55,000 RSUs and 55,000 PSUs prior to commencement of employment on February 24, 2014.

Value Vested or Earned During the Year

Non-equity incentive compensation consists of annual bonus awards discussed earlier under the heading Compensation Discussion and Analysis and outlined in the Summary Compensation Table. The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2014, for each of the NEOs.

Name	Option-based Awards – Value Vested During Year $(1)	Long-term Incentive Plans Value Vested During Year $(2)(3)(4)	Non-equity Incentive Plan Compensation – Value Earned During Year $(5)
Clifford T. Davis	176,500	205,633	684,000
Thomas S. Whelan	72,667	83,040	253,000
Frazer W. Bourchier	140,167	83,040	310,000
Joseph P. Giuffre	140,167	83,040	315,000
Scott A. Trebilcock	104,950	63,412	183,000

(1)	Amounts represent the aggregate dollar value that would have been realized if all stock options that vested during 2014 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the stock options ($4.72 market value vs. $4.27 grant of Nov 20/12, and $4.37 market value vs. $3.28 grant of Dec 16/13).

(2)	Value of RSUs which vested and were paid out during 2014.

(3)	On November 20, 2012, 310,000 Cash-settled SARs were granted to Clifford T. Davis at an exercise price of $4.27, of which 155,000 vested on November 20, 2014. The value is calculated as the difference between the market value of $4.72 on the vesting date and the exercise price of SARs.

(4)	No value for PSUs as they only vest after three years.

(5)	The amount for NEOs is the same as indicated in the “Annual Incentive Plans” column in the Summary Compensation Tableon page 31. Amounts represent actual cash bonuses paid with respect to 2014 performance. Amounts were paid in February 2015.

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Stock Option Grants During the Year

The following table sets forth stock options which were granted to NEOs during the fiscal year ended December 31, 2014.

Name of NEO	Title of NEO	Number of Stock Options(1)	Value $(2)
Clifford T. Davis	President, Chief Executive Officer	300,000	425,017
Thomas S. Whelan	Chief Financial Officer	100,000	130,042
Frazer W. Bourchier	Chief Operating Officer	135,000	175,557
Joseph P. Giuffre	Chief Legal Officer, Corporate Secretary	100,000	130,042
Scott A. Trebilcock	Chief Development Officer	80,000	104,034

(1)	These stock options are exercisable at a price of $4.40 per share and vest over a three year period, one-third on December 12, 2015, one-third on December 12, 2016, and one-third on December 12, 2017. These stock options expire December 12, 2019.

(2)	The Black-Scholes formula is used to calculate fair value of stock options granted and assumes risk-free stock price volatility and no extreme jumps in stock prices. The Company chose this model for its widespread acceptance as an industry standard.

DIRECTOR COMPENSATION

Directors who are not NEOs receive an annual retainer fee of $100,000.  The Chair, R. Stuart Angus, receives an annual retainer fee of $120,000 per year. In addition to these amounts, during periods where the Special Committee is active, its members receive an additional $20,000 per year while its Chair receives an additional $25,000 per year.  All members of the Special Committee receive an additional $1,000 per meeting.  The Special Committee was active in 2014 and each of the members of the Special Committee received the additional annual fee plus an additional meeting fee – see Director Compensation Table.  Members of the Litigation Committee each receive an annual retainer fee of $25,000 during periods where it is active.  No additional amounts were paid to members of the Litigation Committee in 2014.  Directors of the Company’s subsidiaries in Barbados and Eritrea receive nominal fees or no compensation for their role, and are not included in the compensation tables herein.

Mercer reviewed the competitiveness of the Company’s non-executive director compensation programs and based on the results of the review, the Company has decided to implement DSUs with the purpose of promoting further alignment of interests between Directors and the shareholders of the Company, to allow Directors to participate in the success of the Company, and to attract and retain Directors with the knowledge, experience, and expertise required by the Company.

Deferred Share Unit Plan

The Company introduced the DSU Plan in 2013 for non-executive Directors in order to promote greater alignment of interests between Directors and shareholders of the Company.

Each non-executive Director receives an annual DSU grant as part of his total compensation. DSUs may be awarded annually or as determined by the HR Committee and Board.  Directors are credited with additional DSUs to reflect dividends paid on the Common Shares based on the number of DSUs in their DSU account and the Market Value of the Common Shares on the dividend payment date.

Upon retirement from the Board (and provided the Director is not otherwise engaged or employed by the Company in another capacity), the retiring Director will receive a cash payment in respect of his DSUs 60 days following the date that he or she ceases to be a Director.  The amount of the cash payment is determined by multiplying the number of DSUs in the Director's DSU account by the Market Value of a Common Share on the payment date.

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Director Compensation Table

The following table sets forth compensation during the fiscal year ended December 31, 2014 to non-executive Directors.

Name	Fees Earned $	Option-based Awards $(1)	Share-based Awards $(2)	All Other Compensation $(3)	Total $
R. Stuart Angus, Chair	120,000	107,520	304,844	26,000	558,364
Ian R. Ashby	100,000	358,383	92,033	Nil	550,416
Robert J. Gayton	100,000	82,332	232,480	21,000	435,812
Gary E. German	100,000	82,332	232,480	21,000	435,812
Gerard E. Munera	100,000	82,332	232,480	21,000	435,812

(1)	As per Summary Compensation Table, the Black-Scholes model is used to calculate fair value of stock options.

(2)	DSUs were granted to the Directors in January and December 2014. The DSUs vest immediately and do not expire, but are paid out upon a director’s resignation from the Board. The value of the DSUs that vested during the year was calculated by multiplying the numbers of DSUs granted by the by the 5-day volume-weighted average share price on the date of grant, $3.51 for the January 2014 grant and $4.38 for the December 2014 grant.

(3)	Comprised of Special Committee fees paid to Directors related to 2014 services.

Director Incentive Plan Awards

Outstanding Option-based and Share-based Awards

The following table sets forth all option-based and share-based awards outstanding at December 31, 2014 for each non-executive Director.

Name	Option-based Awards				Share-based Awards (Cash-settled SARs and DSUs)
	Number of Securities Underlying Unexercised Stock Options #	Option Exercise Price $(1)	Option Expiration Date	Value of Unexercised in the Money Stock Options, Vested $(2)	Number of Units Outstanding #	Expiry Date	Market or Payout Value of Share-based Awards That Have Not Vested $(3)	Market or Payout Value of Vested Share-based Awards That Have Not Been Paid Out or Distributed $(3)
R. Stuart Angus, Chair	(4)200,000 (4)400,000 (4)200,000 60,000 50,000 50,000 29,500	3.14 3.14 5.68 4.27 3.69 3.51 4.40	May 13/15 May 13/15 Feb 1/16 Nov 20/17 May 16/18 Jan 1/19 Dec 12/19	268,000 536,000 Nil 12,600 19,750 Nil Nil	(5)217,000 (6)125,000 51,520 29,500	Nov 20/17 May 16/18 N/A(8) N/A(8)	Nil 49,375 Nil Nil	45,570 49,375 219,752 125,827
Ian R. Ashby	(7)250,000 21,000	3.51 4.40	Jan 1/19 Dec 12/19	Nil Nil	21,000	N/A(8)	Nil	89,572

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Name	Option-based Awards				Share-based Awards (Cash-settled SARs and DSUs)
	Number of Securities Underlying Unexercised Stock Options #	Option Exercise Price $(1)	Option Expiration Date	Value of Unexercised in the Money Stock Options, Vested $(2)	Number of Units Outstanding #	Expiry Date	Market or Payout Value of Share-based Awards That Have Not Vested $(3)	Market or Payout Value of Vested Share-based Awards That Have Not Been Paid Out or Distributed $(3)
Robert J. Gayton	(4)150,000 (4)300,000 (4)150,000 45,000 40,000 40,000 21,000	3.14 3.14 5.68 4.27 3.69 3.51 4.40	May 13/15 May 13/15 Feb 1/16 Nov 20/17 May 16/18 Jan 1/19 Dec 12/19	201,000 402,000 Nil 9,450 15,800 Nil Nil	(5)163,000 (6)105,000 41,216 21,000	Nov 20/17 May 16/18 N/A(8) N/A(8)	Nil 41,475 Nil Nil	34,230 41,475 175,801 89,572
Gary E. German	(4)150,000 (4)300,000 150,000 45,000 40,000 40,000 21,000	3.14 3.14 5.68 4.27 3.69 3.51 4.40	May 13/15 May 13/15 Feb 1/16 Nov 20/17 May 16/18 Jan 1/19 Dec 12/19	201,000 402,000 Nil 9,450 15,800 Nil Nil	(5)163,000 (6)105,000 41,216 21,000	Nov 20/17 May 16/18 N/A(8) N/A(8)	Nil 41,475 Nil Nil	34,230 41,475 175,801 89,572
Gerard E. Munera	(4)150,000 (4)300,000 150,000 45,000 40,000 40,000 21,000	3.14 3.14 5.68 4.27 3.69 3.51 4.40	May 13/15 May 13/15 Feb 1/16 Nov 20/17 May 16/18 Jan 1/19 Dec 12/19	201,000 402,000 Nil 9,450 15,800 Nil Nil	(5)163,000 (6)105,000 41,216 21,000	Nov 20/17 May 16/18 N/A(8) N/A(8)	Nil 41,475 Nil Nil	34,230 41,475 175,801 89,572

(1)	The exercise price is not less than the volume weighted average trading price on the TSX for the 5-day period immediately preceding the option grant.

(2)	Based on the difference between the market value of $4.48 per Common Share on December 31, 2014 and the exercise price of the stock options.

(3)	The values of SARs were calculated by using the intrinsic value method based on the closing price of the Common Shares ($4.48) on the TSX at December 31, 2014, and for DSUs by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2014 ($4.27).

(4)	These option grants include a tandem stock appreciation right (SAR), as more fully described previously under Option-based Awards.

(5)	Cash-settled SAR which was granted to Directors on November 20, 2012 at an exercise price of $4.27, which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect.

(6)	Cash-settled SAR which was granted to non-executive Directors on May 16, 2013 at an exercise price of $3.69, which vests and expires the same as an option grant, but does not involve the issuance of shares on exercise and accordingly, has no dilutive effect.

(7)	Initial stock option grant to Ian R. Ashby upon his appointment to the Board on January 1, 2014.

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(8)	DSUs were granted to the Directors in January and December 2014. The DSUs vest immediately and do not expire, but are paid out upon a director’s resignation from the Board. The payout value of the DSUs is calculated by multiplying the number of units not yet paid out from the unit holder’s account by the 5-day volume-weighted average share price of the Company as of December 31, 2014 ($4.27). The number of units outstanding includes additional units added to the holder’s account upon payment of dividends by the Company subsequent to grant.

Value Vested or Earned During the Year

The following table sets forth the value vested or earned on incentive plan awards during the year ended December 31, 2014, for each of the non-executive Directors.

Name	Option-based Awards – Value Vested During Year $(1)	Share-based Awards – Value Vested During the Year $(2)(3)
R. Stuart Angus, Chair	15,667	361,794
Ian R. Ashby	Nil	92,033
Robert J. Gayton	11,858	275,980
Gary E. German	11,858	275,980
Gerard E. Munera	11,858	275,980

(1)	Amounts represent the aggregate dollar value that would have been realized if all stock options that vested during 2014 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date ($4.72 on November 20, 2014, and $3.82 on May 16, 2014) and the exercise price of the stock options ($4.27 grant of November 20, 2012, and $3.69 grant of May 16, 2013).

(2)	Amounts represent the aggregate dollar value that would have been realized if all Cash-settled SARs that vested during 2014 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the Cash-settled SARs ($4.72 market value vs. $4.27 grant of Nov 20/12, and $3.82 market value vs. $3.69 grant of May 16/13).

(3)	DSUs were granted to the Directors in January 2014 and December 2014. The DSUs vest immediately and do not expire, but are paid out upon a director’s resignation from the Board. The value of the DSUs that vested during the year was calculated by multiplying the numbers of DSUs granted by the by the 5-day volume-weighted average share price on the date of grant, $3.51 for the January 2014 grant and $4.38 for the December 2014 grant.

Stock Option Grants During the Year

The following table sets forth stock options which were granted to non- executive Directors during the fiscal year ended December 31, 2014.

Name	Number of Stock Options	Value $(1)
R. Stuart Angus, Chair	(2)50,000 (3)29,500	65,726 41,794
Ian R. Ashby	(2)250,000 (3)21,000	328,632 29,751
Robert J. Gayton	(2)40,000 (3)21,000	52,581 29,751
Gary E. German	(2)40,000 (3)21,000	52,581 29,751
Gerard E. Munera	(2)40,000 (3)21,000	52,581 29,751

(1)	As per Summary Compensation Table, the Black-Scholes model is used to calculate fair value of stock options granted.

(2)	These stock options are exercisable at a price of $3.51 per share and vest over a three year period, one-third on January 1, 2015, one-third on January 1, 2016, and one-third on January 1, 2017. These stock options expire January 1, 2019.

(3)	These stock options are exercisable at a price of $4.40 per share and vest over a three year period, one-third on December 12, 2015, one-third on December 12, 2016, and one-third on December 12, 2017. These stock options expire December 12, 2019.

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Outstanding Cash-settled SARs Awards

The following table sets out the outstanding Cash-settled SARs awards held by the non-executive Directors as at the end of December 31, 2014.

Name	Cash-settled SARs Outstanding	Cash SARs Strike Price $	Cash SARs Expiration Date	Value of Unexercised In- the-money Cash SARs $(1)
R. Stuart Angus, Chair	217,000 125,000	4.27 3.69	Nov 20/17 May 16/18	45,570 98,750
Robert J. Gayton	163,000 105,000	4.27 3.69	Nov 20/17 May 16/18	34,230 82,950
Gary E. German	163,000 105,000	4.27 3.69	Nov 20/17 May 16/18	34,230 82,950
Gerard E. Munera	163,000 105,000	4.27 3.69	Nov 20/17 May 16/18	34,230 82,950

(1)	Calculated as the intrinsic value of the SARs based on the closing price of the Common Shares ($4.48) on the TSX at December 31, 2014. Includes SARs that have not yet vested.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of outstanding stock options, under the Company’s former stock option plan that expired on April 27, 2012 (the “Former Plan”) and the Company’s Plan which was approved by shareholders on September 5, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Stock Options	Weighted Average Exercise Price of Outstanding Stock Options $	Number of Securities Remaining Available for Future Issuance Under Incentive Stock Option Plan(1)
Former Plan, at December 31, 2014	6,312,500	4.04	Nil(2)
Former Plan, at the date of this Information Circular	6,312,500	4.04	Nil(2)
Plan, at December 31, 2014	5,869,500	3.96	1,294,564
Plan, at the date of this Information Circular	5,824,500	3.96	1,339,902

(1)	This number is 6.75% of the issued and outstanding shares of the Company, less the number of outstanding stock options.

(2)	This number became Nil on April 27, 2012 when the Former Plan expired.

The ability to grant stock options under the Former Plan expired on April 27, 2012, but stock options granted under the Former Plan remain outstanding and exercisable in accordance with their terms and are governed by the Former Plan.

The Plan provides for a maximum number of securities equaling 6.75%, or 13,476,902 of the 199,657,802 outstanding shares which may be granted as stock options and including in this calculation the number of stock options currently outstanding in the Former Plan.  As stock options are exercised or Common Shares are otherwise issued, the number of stock options available to grant under the Plan (the “Plan Balance”) up until the date of expiry, could be increased up to the 6.75% maximum upon application to the TSX.  Stock options which expire without being exercised are automatically added back into the Plan Balance.

The Directors approved an amendment to the Plan on December 13, 2013 to provide for the immediate vesting of unvested stock options on a change of control.  This revision to the Plan was approved by the TSX on January 15, 2014.

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A total of 6,312,500 options have been granted under the Former Plan, representing approximately 3.16% of the issued and outstanding shares of the Company, and a total of 5,824,500 options have been granted under the Plan, representing approximately 2.93% of the issued and outstanding shares of the Company, the aggregate representing approximately 6.09% of the available 6.75% maximum percentage of securities available to be granted.  Of the total 6.09% of options granted, 10,728,500 total options have been granted to Directors and insiders of the Company, representing approximately 5.37% of the total securities outstanding.

The Board may grant options under the Plan to any director, officer, employee, affiliate, contractor or a permitted assign of any eligible individual or contractor of the Company, in amounts it considers appropriate up to 6.75% of the issued and outstanding shares. Other than the restrictions noted within the terms of the Plan with regard to insiders and non-employee directors, there are no restrictions on the number of options which may be granted to any one person.  Options shall not be granted under the Plan and securities shall not be made issuable under any other share compensation arrangement which could, in the aggregate, result in i) the number of shares issuable to eligible persons who are, at the time of the particular grant, insiders, exceeding the lesser 6.75% of the issued and outstanding shares; or ii) the issuance to insiders, within any one-year period, of a number of shares exceeding 6.75% of the issued and outstanding shares.  The maximum number of options issuable to non-executive directors shall not exceed 1% of the issued and outstanding shares in the aggregate for the life of the Plan, or $100,000 share value calculation per non-employee director per year, whichever is less.

The Board may set the vesting schedule of options granted, subject to the terms of the Plan.  The option exercise price is determined by the Board and must be not less than the market price (being the volume weighted average trading price of the common shares of the Company calculated by dividing the total value by the total volume of securities traded on the TSX) on the date on which the grant of the option is approved by the Board. The maximum term of any option is five years.

Options which are terminated without the issuance of shares may be added back to the Plan.  Options terminate at the earliest of: i) the expiry date, ii) one year succeeding death, or iii) 90 days following termination of office or employment, unless termination is for cause in which case expiry is immediate. If the option expiry date falls i) during a blackout period imposed by the Company, or (ii) within two business days after the end of the blackout period in question, the expiry date shall be automatically extended to a date that is ten business days after the last date of the blackout period in question.  The optionee may elect a cashless exercise, whereby the Company will arrange the sale of shares pursuant to the exercised option, then forward the proceeds of the net benefit to the optionee.  An option is personal to the optionee and is non-assignable, except to a Permitted Assign of the optionee, subject to the terms of the Plan.

The Board may amend the following terms of the Plan subject to regulatory approval without shareholder approval:  vesting provisions, termination provisions provided there is no extension beyond the original expiry date; and other amendments of a “housekeeping” nature.

The Board must receive shareholder approval before amending the following terms of the Plan:  limitations on grants to insiders and shares reserved for issuance to insiders; limitations on grants to non-employee directors, reduction in exercise price of any previously granted option; the maximum number of shares reserved under the Plan;  extensions beyond the original expiry date of an option not involving a blackout period;  amendments to permit transferability of options other than to permitted assigns; and any amendment to the amendment provisions.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the financial year ended December 31, 2014 was any Director or executive officer of the Company, proposed management nominee for election as a Director or each associate or affiliate of any such Director, executive officer or proposed nominee indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the Directors or officers of the Company, proposed management nominees for election as a Director, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons, has during the Company's last completed financial year ended December 31, 2014 any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS

Management functions of the Company are substantially performed by Directors, NEOs or other senior officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.

AUDIT COMMITTEE

Information concerning the Company’s Audit Committee is set out under the heading Audit Committee in the Company’s annual information form dated February 25, 2015 (“AIF”) which contains information for the year ended December 31, 2014. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com or from EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.

NYSE MKT CORPORATE GOVERNANCE

The Common Shares are listed on NYSE MKT LLC (“NYSE MKT”).  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment.

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ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the Company’s website at www.nevsun.com.  Shareholders may contact the Company to request copies of financial statements and MD&A as follows:

By phone: 604-623-4700

By fax: 604-623-4701

By email: contact@nevsun.com

Financial information at December 31, 2014 is provided in the Company’s audited annual consolidated financial statements and MD&A, filed on SEDAR and EDGAR.

DATED March 23, 2015

“Clifford T. Davis”

President and Chief Executive Officer

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SCHEDULE “A”

NEVSUN RESOURCES LTD.

STOCK OPTION PLAN

1.	PURPOSE

The principal purpose of this Plan is to advance the interests of the Company by (a) providing Eligible Persons with additional incentive to develop and promote the growth and success of the Company, (b) encouraging stock ownership by such Eligible Persons, (c) increasing the proprietary interest of Eligible Persons in the success of the Company, (d) encouraging the Eligible Persons to remain with the Company, its Affiliates and subsidiaries, and (e) attracting and retaining persons of outstanding competence whose efforts will dictate, to a large extent, the future growth and success of the Company.

2.	DEFINITIONS

All capitalized words used but not defined herein, shall have the meanings ascribed thereto in the Exchange Manual, and the following terms and expressions shall have the following meanings:

2.1	“Act” means the Business Corporations Act (British Columbia);

2.2	“Affiliate” means an affiliate of the Company within the meaning of Section 1.3 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

2.3	“Award Date” has the meaning ascribed thereto in Section 5.1(b)(i);

2.4	“Board” means the board of directors of the Company;

2.5	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

2.6	“Cashless Exercise” means a procedure whereby the Company assists the Optionee by arranging the sale of Shares with respect to an Option exercised by the Optionee, then forwards to the Optionee the cash benefit net of exercise price, required tax withholdings including, but not limited to, the Employee Benefit Withholding Tax and other applicable fees;

2.7	“Change of Control” means:

(a)	the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert, or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares, which together with such person’s then-owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights) more than fifty percent of the combined voting rights attached to the then-outstanding Shares,

(b)	a consolidation, reorganization, amalgamation, merger or any other business combination (including, without limitation, any such transaction or business combination effected by way of a plan of arrangement) (other than in a transaction solely involving the Company and any one or more Affiliates) with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such reorganization, amalgamation, merger, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor,

(c)	a resolution is adopted to wind-up, dissolve or liquidate the Company,

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(d)	the sale, exchange or other disposition to a person other than an Affiliate of all or substantially all of the Company's assets, or

(e)	a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders' resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change;

2.8	“Commission” means the British Columbia Securities Commission;

2.9	“Company” means Nevsun Resources Ltd. and includes any successor corporation thereof;

2.10	“Contractor” means any person or company engaged, under a written contract, to provide bona fide consulting, technical, management or other services to the Company or to an Affiliate for an initial, renewable or extended period of 12 months or more;

2.11	“Eligible Person” means:

(a)	any director, officer or employee of the Company or any Affiliate of the Company, (“Eligible Individual”),

(b)	a Contractor, or

(c)	a Permitted Assign of any Eligible Individual or Contractor;

2.12	“Employee Benefit Withholding Tax” means the amount required by Canadian authorities to be withheld and remitted by the Company in respect of the deemed employment benefit on exercise of an Option by an Optionee, as determined under the Tax Act and the regulations thereunder, and any other federal or provincial legislation that requires the Company to withhold tax or other amounts in respect of the deemed employment benefit determined under the Tax Act;

2.13	“Event” has the meaning ascribed in Section 4.3;

2.14	“Exchange” means the Toronto Stock Exchange;

2.15	“Exchange Manual” means the Company Manual of the Exchange, as amended or varied from time to time, including such staff notices of the Exchange which may supplement the same;

2.16	“Expiry Date” has the meaning ascribed thereto in Section 8.1;

2.17	“Insider” means any “insider”, as such term is defined in the Exchange Manual from time to time;

2.18	“Market Price” means the volume weighted average trading price of the common shares of the Company calculated by dividing the total value by the total volume of securities traded on the Exchange or, if the common shares are not listed on such exchange, on such other exchange or exchanges on which the common shares are listed, for the five trading days immediately preceding the relevant date. If the common shares are not listed for trading on any exchange, on such day, the Market Price shall be the fair market value of the common shares as determined by the Board;

2.19	“Non-employee Director” means a director who is not also an employee of the Company;

2.20	“Option Period” has the meaning ascribed thereto in Section 5.2(h);

2.21	“Option” means an option to purchase Shares granted to an Eligible Person under this Plan;

2.22	“Option Price” means the price per Share at which the Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Section 4.3 hereof;

2.23	“Optioned Shares” means the Shares issuable pursuant to an exercise of Options;

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2.24	“Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

2.25	“Plan” means this stock option plan, as may be amended or varied from time to time;

2.26	“Previous Plan” means the Company’s previous stock option plan dated April 26, 2006, as amended May 3, 2010, January 1, 2011 and August 18, 2011;

2.27	“Permitted Assigns” means:

(a)	a trustee, custodian, or administrator acting on behalf, or for the benefit, of an Eligible Individual,

(b)	a corporation controlled by an Eligible Individual,

(c)	a registered retirement savings plan or registered retirement income fund established for the benefit of an Eligible Individual,

(d)	a spouse of an Eligible Individual,

(e)	a trustee, custodian, or administrator acting on behalf, or for the benefit, of the spouse of an Eligible Individual,

(f)	a corporation controlled by the spouse of an Eligible Individual, or

(g)	a registered retirement savings plan or registered retirement income fund established for the benefit of the spouse of an Eligible Individual;

2.28	“Right” has the meaning ascribed thereto in Section 7;

2.29	“Share Compensation Arrangements” means:

(a)	stock option plans for the benefit of employees, Insiders or Contractors or any one of such groups,

(b)	individual stock options granted to employees, Contractors or Insiders if not granted pursuant to a plan previously approved by the Company’s security holders,

(c)	stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased,

(d)	stock appreciation rights involving the issuances of securities from treasury,

(e)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Company, and

(f)	security purchases from treasury by an employee, Insider or Contractor which is financially assisted by the Company by any means whatsoever;

2.30	“Shares” means the common shares of the Company or, in the event of an adjustment contemplated by Section 4.3 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

2.31	“Tax Act” means the Income Tax Act(Canada), R.S.C. 1985, c.1 (5th suppl.), as amended or replaced from time to time.

3.	ADMINISTRATION

3.1	General

(a)	Committee. The Board may at any time appoint a committee of the Board (the “Committee”) to, among other things, interpret, administer and implement this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan (provided that if at any such time such a committee

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has not been appointed by the Board, this Plan will be administered by the Board, and in such event references herein to the Committee shall be construed to be a reference to the Board). The Board will take such steps that in its opinion are required to ensure that the Committee has the necessary authority to fulfill its functions under this Plan. If a Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Committee, as applicable in the context used.

(b)	Administrator. The Board may delegate to any director, officer or employee of the Company such administrative duties and powers as the Board may see fit.

(c)	Authority of the Board. The Board may revoke the Committee's authority hereunder at any time in the Board's sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers, conferred on the Committee under this Plan. In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan. Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.

3.2	Board Powers

The Board shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan:

(a)	to establish, amend and repeal at any time and from time to time such regulations as it may deem necessary or advisable for the proper administration and operation of this Plan and such regulations shall form part of this Plan;

(b)	to interpret and construe this Plan and to determine all questions arising out of this Plan or any Option, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to amend this Plan and any Option in accordance with Section 12.1 hereof;

(d)	to terminate this Plan in accordance with Section 12.2 hereof;

(e)	to determine the number of Shares covered by each Option;

(f)	to determine the Option Price of each Option;

(g)	to determine the time or times when Options will be granted and exercisable;

(h)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(i)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3	Interpretation

The interpretation by the Board of any of the provisions of this Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Optionee.  No member of the Board or any person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination in connection with this Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

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4.	SHARES OF STOCK SUBJECT TO PLAN

4.1	Number of Shares

The maximum number of Shares issuable for all purposes under this Plan and the Previous Plan shall not exceed 6.75% of the issued and outstanding Shares of the Company, from time to time.

4.2	Fractional Shares

No fractional Shares shall be issued upon the exercise of Options granted under this Plan and, accordingly, if an Optionee would become entitled to a fractional Share upon the exercise of an Option, such Optionee shall only have the right to purchase the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

4.3	Adjustments

(a)	In the event (the occurrence of which is hereinafter referred to as an “Event”) that (i) there are any changes in the capital structure of the Company through stock splits, consolidations or reclassifications, or (ii) any stock dividends are made to holders of shares, or (iii) as a result of any other recapitalization, amalgamation, merger or consolidation, the shares of the Company are converted into or exchangeable for any other shares, then in any such case the Company may make such adjustments in the right to purchase granted hereby as may be required to prevent substantial dilution or enlargement of the rights granted to or available for the Optionee hereunder.

(b)	Any adjustment proposed to be made under Section 4.3(a) will be subject to the approval of the Exchange.

4.4	Other Accounting for Awards

Any Shares related to an Option which terminates by expiration, forfeiture, cancellation or otherwise without the issuance of such Shares shall again be available for issuance under this Plan.

5.	GRANT OF OPTIONS

5.1	Eligibility

(a)	The Board shall, from time to time, in its sole discretion, determine those Eligible Persons, if any, to whom Options are to be awarded.

(b)	If the Board elects to award an Option to an employee of the Company, the number of Shares to be acquired on the exercise of such Option shall be determined by the Board in its sole discretion, and in so doing the Board may take into account the following criteria:

(i)	the annual salary of the employee as at the date the Option is awarded (the “Award Date”) in relation to the total annual salaries payable by the Company to all of its employees as at the Award Date;

(ii)	the length of time that the employee has been employed by the Company; and

(iii)	the quality and importance of the work performed by the employee.

(c)	If the Board elects to award an Option to a director, officer or Contractor of the Company, the Board shall determine the number of Shares to be acquired on the exercise of such Option based upon any bona fideconsiderations that the Board in its sole discretion determines to be applicable.

5.2	Terms and Conditions of Options

(a)	General. Except as herein and otherwise specifically provided, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term

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of the Option and other terms and conditions relating to each such Option shall be determined by the Board.

(b)	Vesting. Subject to Section 10, an Option which is subject to vesting, shall vest and may be exercised (in each case to the nearest full share) during the Option Period as set out in the option agreement. Options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. The Board may, in its entire discretion, subsequent to the time of granting Options hereunder, permit an Optionee to exercise any or all of the unvested options then outstanding and granted to the Optionee under this Plan, in which event all such unvested Options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board.

(c)	Option Price. Subject to any adjustment pursuant to the provisions of Section 4.3 hereof, and subject to Section 5.2(k), the Option Price of any Option shall in no circumstances be lower than the Market Price on the date on which the grant of the Option is approved by the Board. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor.

(d)	Assignability. An Option is personal to the Optionee and is non-assignable (whether by operation of law or otherwise), except to a Permitted Assign of the Optionee or as otherwise provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of this Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Company, cease and terminate and be of no further force or effect whatsoever.

(e)	Restrictions on Grants to Insiders. Options shall not be granted under this Plan and securities shall not be made issuable under any other Share Compensation Arrangement which could, in the aggregate, result in

(i)	the number of Shares issuable to Eligible Persons who are, at the time of the particular grant, Insiders, exceeding the lesser of (A) 6.75% of the issued and outstanding Shares and (B) the limit imposed by the “insider participation limit”, as such term is defined in the Exchange Manual; or

(ii)	the issuance to Insiders, within any one-year period, of a number of Shares exceeding the lesser of (A) 6.75% of the issued and outstanding Shares and (B) the limit imposed by the “insider participation limit”.

(f)	Restrictions on Grants to Non-employee Directors. Options shall not be granted under this Plan and securities shall not be made issuable which could result in the lesser of:

(i)	the number of Shares issuable to Non-employee Directors, in the aggregate, exceeding 1% of the issued and outstanding Shares at any time; or

(ii)	the grant to any one Non-employee Director within any one-year period of an Option or Options with an equity award value in excess of $100,000, based on a valuation method acceptable to the Board.

(g)	For the purposes of Section 5.2(e) and 5.2(f), the phrase “issued and outstanding Shares” excludes any Shares issued pursuant to this Plan or other Share Compensation Arrangements over a preceding one-year period.

(h)	Option Period. Subject to Sections 8.1 and 8.2, the term (the “Option Period”) of any Options granted under this Plan will be determined by the Board, but shall not exceed five years from the date of grant.

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(i)	Legends. Any Shares issued on the exercise of Options prior to the expiry of an applicable hold period, must be legended as required by applicable securities laws and regulations.

(j)	Exercise. An Optionee or Permitted Assign of said Optionee may exercise an Option in whole or in part, subject to Section 8.2, at any time or from time to time during the Option Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering written notice to the Company in accordance with Section 6.2 together with full payment of the purchase price of the Options purchased pursuant to the exercise of the Option.

(k)	Option Price During and Following a Blackout Period. In the event that the Board passes a resolution to grant an Option during a blackout period to which the Company is subject or within five Business Days of the end of a blackout period, the Option Price of such Option shall be no less than the Market Price calculated on the date that is the sixth Business Day after the end of such blackout period.

6.	EXERCISE OF OPTION

6.1	Payment of Exercise Price and Employee Benefit Withholding Tax

The exercise price of each Share purchased under an Option shall be paid in full in cash or by bank draft, certified cheque or other form of payment agreed to by the Company, at the time of such exercise, in lawful money of Canada, to the Company, and the Optionee shall provide for the applicable Employee Benefit Withholding Tax, as determined by the Company,

(a)	by paying, at the time of exercise, the Employee Benefit Withholding Tax (the “Payment Method”); or

(b)	by directing the Company to use the Cashless Exercise procedure for all or a sufficient portion of the Options exercised, whereby the Employee Benefit Withholding Tax will be deducted from the net proceeds payable to the Optionee (the “Cover Method”), and upon receipt of payment in full of the exercise price and the applicable Employee Benefit Withholding Tax the number of Shares issued in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

6.2	Exercise by Written Notice

Subject to the terms and conditions of this Plan, an Option may be exercised by written notice signed by the Optionee and dated the date of exercise, and not post-dated, stating that the Optionee elects to exercise its rights to purchase Shares under such Option and the number of Shares in respect of which such Option is being exercised, accompanied by full payment for the Shares being purchased under such Option, and satisfaction of the applicable Employee Benefit Withholding Tax in one of the manners set out in Section 6.1 of this Plan, delivered to the Company at its principal office at 800-1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 (or such other address of the principal office of the Company at the time of exercise).  Delivery of any notice of exercise accompanied by the payment set out in Section 6.1 of this Plan may be made by personal delivery, by courier service or by agent.

6.3	Effect of Exercise

As soon as practicable after the exercise of an Option in accordance with the terms of this Plan, the Company shall issue a certificate or certificates evidencing the Shares in respect of which the Option is exercised, reduced where the Optionee has chosen the Cover Method to the number of Shares remaining after the Optionee has satisfied the Employee Benefit Withholding Tax.

6.4	Cashless Exercise

An Optionee may elect Cashless Exercise in its notice of exercise if the Shares issuable upon exercise of the Option are to be immediately sold.  In such case, the following procedure will be followed:

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(a)	the Optionee will notify the Company in its notice of exercise that it wishes to use the Cashless Exercise provision;

(b)	the Company will instruct a licensed securities broker to sell the number of Shares as set out in the notice of exercise;

(c)	upon settlement of the sale of such Shares, the Company will arrange delivery of a share certificate to the broker, to be registered as instructed by the broker;

(d)	the Company will instruct the broker to deliver to it the proceeds of the sale (net of agreed brokerage commissions and fees);

(e)	the Company will pay the net benefit to the Optionee receiving the net benefit due; and

(f)	if, upon exercise of the Options, only a portion of the Shares are sold, the Company will arrange delivery of a share certificate for the number of unsold Shares to the Optionee, to be registered as instructed by the Optionee, provided that all amounts owing to the Company, upon calculating the net benefit of such exercise, are fully paid.

For the purpose of Section 6.4(e) and (f) above, the “net benefit” to an Optionee will be the difference between the option exercise price and proceeds of sale, less any or all of the following, as applicable:  sales commissions, bank transfer fees, taxes or other withholdings required by law, and specifically the Employee Benefit Withholding Tax.

7.	SHARE APPRECIATION RIGHTS

A share appreciation right (a “Right”) may be provided in tandem with an Option, whereby an Optionee has the right, when entitled to exercise an Option, to elect by notice in writing to the Company, to settle such Option in whole or in part and, in lieu of receiving Shares pursuant to the exercise of the Option, receive instead the net value of the Option or such portion of the Option settled. The net value is determined by the difference between the Market Price on the day immediately prior to the date of the exercise of the Right, and the Option exercise price, less the Employee Benefit Withholding Tax as determined and calculated by the Company.  The net value may be paid to the Optionee in cash, or in Shares making up the same value as cash, excluding fractions, or in any combination of cash and shares, as requested by the Optionee or as determined by the Board.  The number of Shares to be issued is determined by dividing the net value by the Market Price, multiplied by the number of options exercised.  Any Right to be provided with an Option must first be approved by the Board at the time the Option is granted or at any time prior to expiry of the Option.

References in this Plan to Options are deemed to include any Rights provided in tandem with Options, as permissible in the context used.

8.	EXPIRY OF OPTIONS

8.1	Duration of Option.

(a)	Subject to Section 8.1(b), Options shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Section 8.2 (the “Expiry Date”).

(b)	In the event that the Expiry Date falls (i) during a blackout period imposed by the Company; or (ii) within two Business Days after the end of the blackout period in question, the Expiry Date shall be automatically extended to a date that is ten Business Days after the last date of the blackout period in question. For greater certainty, all references to “Expiry Date” herein shall refer to such “extended” Expiry Date where appropriate.

8.2	Termination of Option. An Optionee may exercise an Option in whole or in part at any time or from time to time during the period in which a particular Option may be exercised. Any Option or

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part thereof not exercised within the Option Period shall terminate and become null, void and of no further force and effect at 5:00 p.m. local time in Vancouver, British Columbia, on the Expiry Date. Subject to any express resolution of the Board, in its sole discretion, extending or limiting the Expiry Date of an Option, the Expiry Date of an Option shall be the earlier of (i) the Expiry Date fixed by the Board on the Award Date and (ii) the date established, if applicable, in Sections 8.2(a) to (c) below:

(a)	Ceasing to Hold Office. If the Optionee was granted his or her Options as a director of the Company and such Optionee ceases to be a director of the Company, other than by reason of death, then the Expiry Date of the Option shall be 90 days following the date the Optionee ceases to be a director of the Company, unless the Optionee ceases to be a director of the Company as a result of:

(i)	ceasing to be qualified to act as a director pursuant to Section 124 of the Act; or

(ii)	an order of the Commission, the Exchange, or any regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Optionee ceases to be a director of the Company.

(b)	Ceasing to be Employed. If the Optionee was granted his or her Option as an employee, officer or Contractor of the Company or an Affiliate of the Company and such Optionee ceases to be an employee, officer or Contractor of the Company or an Affiliate of the Company, other than by reason of death, then the Expiry Date of the Option shall be the 90th day following the date the Optionee ceases to be an employee, officer or Contractor unless the Optionee ceases to be an employee, officer or Contractor as a result of:

(i)	termination for cause; or

(ii)	an order of the Commission, the Exchange, or any regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Optionee ceases to be an employee, officer or Contractor of the Company.

(c)	Death. In the event of the death of an Optionee, the Optionee’s Option shall be exercised within one year succeeding such death and then only:

(i)	by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or the laws of intestacy and succession; and

(ii)	to the extent that the Optionee was entitled to exercise the Option at the date of the Optionee’s death, subject to adjustment in accordance with Section 5.2(b).

8.3	For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director or officer of the Company or an Affiliate of the Company provided that the Optionee continues to be an Eligible Person.

8.4	For purposes of this Section 8, a determination by the Company that an Optionee was discharged for “cause” shall be binding on the Optionee.

8.5	If the Optionee is a Permitted Assign of an Eligible Individual, the reference to the Optionee in this Section 8 shall be deemed to refer to the Eligible Individual associated with such Permitted Assign.

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9.	OPTION AGREEMENTS

9.1	Option Agreement

Each Option shall be confirmed by an option agreement which shall incorporate such terms and conditions as the Board, in its discretion, deems consistent with the terms of this Plan. In the event of conflict between the terms of an option agreement and the terms of this Plan, the terms of this Plan shall prevail and the option agreement shall be deemed to have been amended accordingly.

9.2	Representations by Optionees

Each option agreement shall provide that upon each exercise of an Option, the Optionee (including for the purposes of this Section 9.2 each other person who, pursuant to Section 8.2 hereof, may purchase Shares under an Option granted to an Eligible Person) shall, if so requested by the Company, represent and agree in writing that:

(a)	the person is, or the Optionee was, an Eligible Person and has not been induced to purchase the Shares by expectation of employment or continued employment;

(b)	the person is purchasing the Shares pursuant to the exercise of such Option as principal for the Optionee’s own account (or if such Optionee is deceased, for the account of the estate of such deceased Optionee) for investment purposes, and not with a view to the distribution or resale thereof to the public;

(c)	the person will, prior to and upon any sale or disposition of any of the Shares purchased pursuant to the exercise of such Option, comply with all applicable securities laws and any other federal, provincial or state laws or regulations to the extent that such laws or regulations are applicable to such sale or disposition; and

(d)	such Optionee (or such other person) will not offer, sell or deliver any of the Shares purchased pursuant to the exercise of such Option, directly or indirectly, in the United States or to any citizen or resident of, or any corporation, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust, the income of which is subject to United States federal income taxation regardless of its source, except in compliance with United States federal and state securities laws. The Optionee acknowledges that the Company has the right to place any restriction or legend on any securities issued pursuant to this agreement or this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the Securities Act (1933)of the United States and may not be offered or sold in the United States unless registration or an exemption from registration is available.

9.3	Other Procedures and Documentation

The Company may employ other procedures and require further documentation from an Optionee to ensure compliance with all applicable laws.

10.	CHANGE OF CONTROL

Notwithstanding any provision herein to the contrary, if at any time prior to the Expiry Date a Change of Control occurs, all unvested Options shall automatically vest and the Optionee shall have the right, at any time following the Change of Control until the Expiry Date, to exercise all or any of the unexercised Options previously granted to the Optionee.

11.	ASSIGNMENT OF OPTIONS

All benefits, rights and options accruing to any Optionee in accordance with the terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein. During the lifetime of an Optionee, benefits, rights and options may only be exercised by the Optionee or his or her Permitted Assign.

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12.	AMENDMENT AND TERMINATION

12.1	Amendment.

(a)	Subject to any required regulatory approval, the Board may from time to time amend or revise the terms and conditions of this Plan, provided that no such action may in any manner adversely affect the rights under any previously granted Options unless the Company has the consent of the affected Optionee(s) or unless additional similar rights comparable thereto, or other compensation of equal or greater value, is given to such Optionee(s). Without limiting the foregoing, in addition to the items set out in Section 10.3 and without limiting such items, the Board is specifically authorized to amend or revise the terms of this Plan or an Option, by passing a resolution of the Board setting out such amendment, without obtaining shareholder approval in the following circumstances:

(i)	to change the vesting provisions of an Option or this Plan;

(ii)	to change the termination provisions of an Option or this Plan, provided there is no extension beyond the original Expiry Date;

(iii)	make other amendments of a “housekeeping” or non-material nature with requisite regulatory approval.

(b)	Subject to regulatory approval, the Board may amend any of the provisions of this Plan relating to the following, provided the Board obtains the approval of the shareholders of the Company in respect thereof:

(i)	the limitations on grants of Options to Insiders and the number of Shares that may be reserved for issuance to Insiders;

(ii)	the limitations on grants of Options to Non-employee Directors and the number of Shares that may be reserved for issuance to Non-employee Directors;

(iii)	a reduction in the Option Price of any previously granted Option;

(iv)	the maximum number of Shares reserved for issuance upon exercise of Options available under this Plan;

(v)	any extension of the term of an option beyond its original Expiry Date, except in the case of expiry within a blackout period as noted in Section 8.1(b);

(vi)	any amendment which would permit options granted under this Plan to be transferable, other than to Permitted Assigns or for estate settlement purposes; or

(vii)	any amendment to the amendment provisions.

12.2	Termination of this Plan. The Board may terminate this Plan at any time provided that such termination shall not alter the terms or conditions of an Option or impair any right of any Optionee pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination, such Options shall continue to be governed by the provisions of this Plan, which shall survive the termination for such purpose.

13.	COMPLIANCE WITH LEGISLATION

13.1	Regulatory Compliance. This Plan, the grant and exercise of Options hereunder and the Company’s obligation to sell and deliver Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obliged by any provision of this Plan or the grant of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder

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where such grant, issue or sale would require registration of this Plan or of Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. Shares issued and sold to Optionees pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws. In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

13.2	No Obligations to Issue Common Shares if Non-Compliance. The issue and sale of Shares pursuant to any Option granted under this Plan is specially conditioned on such issue and sale being made in compliance with applicable securities laws, and the Company shall have no obligation to issue or sell any Shares pursuant to the exercise of any Option unless the Board determines in its sole discretion that such issue and sale will be made in compliance with applicable securities laws. The Company will be entitled to take such action as it deems necessary to restrict the transferability in the United States of any Shares acquired on exercise of any Option.

13.3	Remittance of Employee Benefit Withholding Tax. The Company shall remit the Employee Benefit Withholding Tax paid or withheld in accordance with Section 6.1 of this Plan to the Receiver General or such other person as required by, and in accordance with, the provisions of the Tax Act and the Regulations thereunder, and any other federal or provincial legislation that requires the Company to withhold tax or other amounts in respect of the exercise of an Option, for the benefit of the Optionee on behalf of whom such tax is remitted. Accordingly, the Company shall ensure such amounts are reported on the Optionee’s T4 or other tax information slips as required.

14.	MISCELLANEOUS PROVISIONS

14.1	No Shareholders Rights. An Optionee shall not have any rights as a shareholder of the Company with respect to any of the Shares covered by an Option until the date of delivery of the Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares so delivered. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

14.2	Employment or directorship. Nothing in this Plan or any Option shall confer upon an Optionee any right to continue or to be re-elected as a director of the Company or any right to continue in the employ of the Company or any Affiliate of the Company, or affect in any way the right of the Company or any Affiliate of the Company to terminate his or her employment at any time; nor shall anything in this Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any Affiliate of the Company, to extend the employment of any Optionee.

14.3	Record Keeping. The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Optionee; and

(b)	the number of Options granted to each Optionee and the number of Options outstanding.

14.4	Governing Law. This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

14.5	Previous Plan. No new options will be granted under the Previous Plan and upon all outstanding options under the Previous Plan being exercised, cancelled or otherwise expired the Previous Plan shall terminate.

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15.	APPROVALS

This Plan shall be subject to all necessary regulatory and shareholder approval. Any Options granted prior to such approvals shall be conditional upon such approvals being obtained and no such Options may be exercised unless and until such approvals have been obtained.

Pursuant to the requirements of the Exchange, all unallocated options, rights or other entitlements under this Plan shall be re-approved by the shareholders and directors of the Company at least once every three years.

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SCHEDULE “B”

NEVSUN RESOURCES LTD.

BOARD CHARTER

A. OBJECTIVES

The Board of Directors (the “Board”) has the responsibility to oversee the conduct of the business of Nevsun Resources Ltd. (the “Company”) and to supervise the management of the business and affairs of the Company. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value, to ensure that the Company operates in a reliable, safe manner and meets its obligations on an ongoing basis.  The Board is accountable to and shall consider the legitimate interests of its shareholders and other stakeholders such as government authorities, employees, contractors, customers, communities and the public. The Board, through the chief executive officer (the “CEO”) of the Company, shall set the standards of conduct for the enterprise, provide direction and oversight, approve strategic plans presented by senior management and evaluate the performance of senior management.

B. PROCEDURE AND ORGANIZATION

The Board operates by delegating certain of its authorities to its committees and to management and by reserving certain powers to itself. The Board retains the responsibility for:

1.	managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation upon the recommendation of a committee of the Board; and

2.	engaging any necessary internal and/or external advisors.

C. DUTIES AND RESPONSIBILITIES

1.	Legal Requirements:

a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.

b)	The Board has the statutory responsibility to:

i.	exercise the powers of the Company directly or indirectly through the employees and agents of the Company;

ii.	direct the management of the business and affairs of the Company; and

iii.	act in accordance with its obligations contained in:

1.	the Corporations Act (British Columbia) and the regulations thereto;

2.	the Company's constating documents;

3.	the securities legislation of each province of Canada in which the Company is a reporting issuer;

4.	the United States federal securities laws, and the rules and regulations adopted thereunder by the Securities and Exchange Commission;

5.	the rules and policies of the Toronto Stock Exchange;

6.	the rules and policies of the NYSE MKT; and

7.	other relevant legislation and regulations.

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c)	The directors in exercising their powers and discharging their duties must:

i.	act honestly and in good faith with a view to the best interests of the Company; and

ii.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

d)	The Board has the responsibility for considering, among other things, the following matters:

i.	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.	the filling of a vacancy among the directors or in the office of auditor;

iii.	the issuance of securities for equity and debt capital;

iv.	the declaration of dividends;

v.	the purchase, redemption or any other form acquisition of shares issued by the Company;

vi.	the payment of a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company or from any other person or procuring or agreeing to procure purchases for any such shares;

vii.	the approval of interim and annual financial statements of the Company; and

viii.	the adoption, amendment or repeal of the constating documents of the Company.

e)	The Board has constituted and delegated certain of its duties and responsibilities to the following committees of the Board:

i.	Audit

ii.	Human Resources

iii.	Corporate Governance

iv.	Special

the scope, duties and responsibilities of which are mandated in their respective terms of reference.

In addition to the above, the Social, Environmental, Safety and Health Committee comprises a combination of Board and management.

2.	Strategy Determination

The Board has the responsibility to ensure there are long-term goals and a strategic planning process in place for the Company and to participate with management directly in developing and approving the strategy by which it proposes to achieve these goals. The Board also has the responsibility for considering the annual operating budget including ensuring that it reflects the agreed upon strategies.

3.	Commitment of Capital

The Board has the responsibility for approving the commitment of material capital for sustaining and expanding operations and for the acquisition of entities.

4.	Managing Risk

The Board and its committees have the responsibility to identify and understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

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5.	Appointment, Training and Monitoring Senior Management

The Board and its committees have the responsibility:

a)	to appoint the CEO, to monitor and assess CEO performance against clearly stated objectives, to determine CEO compensation and to provide advice and counsel in the execution of the CEO’s duties;

b)	to approve the appointment and remuneration of all corporate officers, acting upon the advice of the CEO; and

c)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of management.

6.	Policies, Procedures and Compliance

The Board and its committees have the responsibility:

a)	to ensure that the Company operates at all times within applicable laws and regulations and to ethical and moral standards;

b)	to approve and monitor compliance with significant policies and procedures by which the Company is operated;

c)	to ensure the Company satisfies environmental standards in its operations and is in compliance with environmental laws and legislation; and

d)	to ensure the Company has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies.

7.	Reporting and Communication,

The Board and its committees have the responsibility:

a)	to ensure the Company has in place programs and working relationships which result in an open and meaningful communication with employees, who the Board recognize as the foundation of the Company;

b)	to ensure the Company has in place policies and programs to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally;

c)	to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

d)	to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

e)	to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

f)	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year.

8.	Monitoring and Acting

The Board and its committees have the responsibility:

a)	to monitor the Company's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

b)	to take action when performance falls short of its goals and objectives or when other special circumstances warrant; and

c)	to ensure that the Company has implemented adequate control and information systems which ensure the effective discharge of its responsibilities.

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SCHEDULE “C”

NEVSUN RESOURCES LTD.

HUMAN RESOURCES COMMITTEE MANDATE

Each member of the Human Resources Committee shall be “independent” of the Company within the meaning of all applicable legal and regulatory requirements (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

The Human Resources Committee (the “Committee”) shall have the following duties and r

1.	Annually review the Company’s overall compensation strategy and objectives;

esponsibilities:

2.	Annually review and assess the Chief Executive Officer's performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

3.	Annually review performance assessments of the Company’s other senior executives and, upon the advice of the CEO and in the Committee’s discretion, recommend any changes to the Board for consideration;

4.	Review and recommend to the Board objectives for overall compensation policies and practices that are sufficiently competitive and attractive, properly reflect duties, responsibilities and performance objectives, and avoid the encouragement of inappropriate or excessive risks ;

5.	Review executive appointments, employment agreements and terminations;

6.	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

7.	Annually review and recommend to the Board the amount and form of Directors' compensation;

8.	Review and recommend the disclosures describing executive compensation and development included in the annual Information Circular before it is publicly released;

9.	Provide input regarding labour issues, pay equity, employment equity, work place discrimination, sexual harassment, employee benefit plans or any other matter brought to the Committee’s attention within the scope of its duties;

10.	Approve the retention of any independent compensation consultant or advisor to the Company at its discretion or at the request of management; and

11.	Perform such other duties as may be assigned by the Board from time to time or required by applicable regulatory authorities.

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